EXHIBIT 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

Dated as of October 20, 2013

among

T3 NORTH INTERMEDIATE HOLDINGS, LLC,

NORTH MERGER SUB, INC.

and

NTS, INC.

TABLE OF CONTENTS

i

TABLE OF CONTENTS (cont.)

Exhibits

Exhibit A	Limited Guarantee

Exhibit B	Voting Agreement

Exhibit C	Articles of Merger

Exhibit D	Articles of Incorporation of the Surviving Corporation

Exhibit E	Bylaws of the Surviving Corporation

Exhibit F	Form of FIRPTA Affidavit

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of October 20, 2013 (this “Agreement”), is among T3 NORTH INTERMEDIATE HOLDINGS, LLC, a Nevada limited liability company (“Parent”), NORTH MERGER SUB, INC., a Nevada corporation and a wholly owned Subsidiary of Parent (“Merger Sub”), and NTS, INC., a Nevada corporation (the “Company”).  Certain terms used in this Agreement are used as defined in Section 8.13.

Recitals

WHEREAS, a Special Committee of the board of directors of the Company (the “Company Board”) was formed for the purposes of, among other matters, (i) reviewing, evaluating and negotiating a strategic transaction and (ii) recommending to the Company Board for its approval, what action, if any, should be taken by the Company with respect to such strategic transaction;

WHEREAS, the Company Board, upon considering, among other things, the recommendation of the Special Committee, has (i) determined that the merger of Merger Sub with and into the Company with the Company as the surviving corporation (the “Merger”) would be advisable and fair to, and in the best interests of, its stockholders; (ii) adopted this Agreement and approved the Merger upon the terms and subject to the conditions set forth in this Agreement pursuant to Chapters 78 and 92A of the Nevada Revised Statutes (the “NRS”); and (iii) resolved to recommend that its stockholders approve this Agreement upon the terms and subject to the conditions set forth herein;

WHEREAS, the sole member of Parent and the board of directors of Merger Sub have (i) determined that the Merger would be advisable and fair to, and in the best interests of, it and Parent, Merger Sub’s sole stockholder; (ii) adopted this Agreement and approved the Merger upon the terms and subject to the conditions set forth in this Agreement pursuant to Chapters 78 and 92A of the NRS; and (iii) in the case of the board of directors of Merger Sub, resolved to recommend that Parent, as Merger Sub’s sole stockholder, approve this Agreement, in each case upon the terms and subject to the conditions set forth herein;

WHEREAS, it is contemplated that one stockholder of the Company (the “Rollover Stockholder”) intends to execute an agreement with Parent (the “Rollover Agreement”), pursuant to which such Rollover Stockholder will, immediately prior to Closing, contribute a number of shares of Company Common Stock (such shares which are actually contributed to or exchanged with Parent or one of its Affiliates prior to Closing, the “Rollover Shares”) to Parent or one of its Affiliates in exchange for shares of capital stock of Parent or one of its Affiliates in accordance with the terms of the Rollover Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement, Tower Three Partners Fund II LP (the “Guarantor”) is entering into and delivering to the Company a guarantee in favor of the Company (the “Limited Guarantee”) with respect to the matters set forth therein, which agreement is attached as Exhibit A hereto; and

WHEREAS, concurrently with the execution and delivery of this Agreement, the Rollover Stockholder is entering into a Voting Agreement with Parent with respect to the Merger (the “Voting Agreement”), which agreement is attached as Exhibit B hereto.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE I

THE MERGER

SECTION 1.1 The Merger.  Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the applicable provisions of NRS 92A, at the Effective Time Merger Sub shall be merged with and into the Company, and the separate corporate existence of Merger Sub shall thereupon cease, and the Company shall be the surviving corporation in the Merger (the “Surviving Corporation”) and shall continue its corporate existence under the laws of the State of Nevada as a wholly owned Subsidiary of Parent.

SECTION 1.2 Closing.  The closing of the Merger and transactions contemplated by this Agreement (the “Closing”) shall take place at 10:00 a.m. (Dallas, Texas time) on a date to be specified by the parties, which date shall be no later than the second (2nd) Business Day after satisfaction or waiver of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at Closing, but subject to the satisfaction or waiver of those conditions at such time), at the offices of Weil, Gotshal & Manges LLP, 200 Crescent Court, Suite 300, Dallas, Texas 75201, unless another time, date or place is agreed to in writing by the parties hereto.  The date on which the Closing actually occurs is referred to in this Agreement as the “Closing Date.”

SECTION 1.3 Effective Time.  Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the parties shall cause articles of merger substantially in the form attached as Exhibit C (the “Articles of Merger”) hereto to be executed and filed with the Secretary of State of the State of Nevada (the “Nevada Secretary of State”) in accordance with the relevant provisions of the NRS.  The Merger shall become effective upon such date and time of the filing of the Articles of Merger with the Nevada Secretary of State or at such later date and time as the parties shall agree and as shall be specified in the Articles of Merger.  The date and time at which the Merger becomes effective is herein referred to as the “Effective Time” and shall be a Business Day.

SECTION 1.4 Effects of the Merger.  The Merger shall have the effects set forth in the NRS.  Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the properties, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations and duties of the Company and Merger Sub shall become the debts, liabilities, obligations and duties of the Surviving Corporation provided for herein and in the applicable provisions of the NRS.

SECTION 1.5 Articles of Incorporation and Bylaws of the Surviving Corporation.  At the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub or the Company (a) the articles of incorporation of the Company shall be amended and restated to read as set forth on Exhibit D hereto until amended in accordance with the provisions thereof and applicable Law and (b) the bylaws of the Company shall be amended and restated to read as set forth on Exhibit E hereto until amended in accordance with the provisions thereof and applicable Law, in each case subject to the provisions of Section 5.9(a).

SECTION 1.6 Directors and Officers of the Surviving Corporation.

(a) Each of the parties hereto shall take all necessary action to cause the directors of Merger Sub immediately prior to the Effective Time to be the directors of the Surviving Corporation immediately following the Effective Time, until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal in accordance with the articles of incorporation and bylaws of the Surviving Corporation.

(b) The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation until their respective successors are duly appointed and qualified or their earlier death, resignation or removal in accordance with the articles of incorporation and bylaws of the Surviving Corporation.

ARTICLE II

EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE CONSTITUENT CORPORATIONS; EXCHANGE OF CERTIFICATES; COMPANY STOCK OPTIONS

SECTION 2.1 Effect on Capital Stock.  At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of common stock, par value $.001 per share, of the Company (“Company Common Stock”) or any shares of capital stock of Merger Sub:

(a) Capital Stock of Merger Sub.  Each issued and outstanding share of capital stock of Merger Sub shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $.001 per share, of the Surviving Corporation.

(b) Cancellation of Treasury Stock and Parent-Owned Stock.  Any shares of Company Common Stock that are owned by the Company as treasury stock, and any shares of Company Common Stock owned by Parent (or any of its Affiliates) or Merger Sub (including, in each case, any Rollover Shares), shall be automatically canceled and shall cease to exist and no consideration shall be delivered in exchange therefore.

(c) Conversion of Company Common Stock.  Each issued and outstanding share of Company Common Stock (other than shares to be canceled in accordance with Section 2.1(b) and, for the avoidance of doubt, Rollover Shares) shall be canceled and, in lieu thereof, the holders of shares of Company Common Stock as of the Effective Time shall be entitled to receive, with respect to each such share, $2.00 in cash, without interest (the “Merger Consideration”).  As of the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of:  (i) a certificate which represented any such shares of Company Common Stock (each, a “Certificate”), or (ii) any non-certificated shares of Company Common Stock represented by a book-entry (each, a “Book-Entry Share”), in each case, that were outstanding immediately prior to the Effective Time shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration to be paid in consideration therefor upon surrender of such Certificate or Book Entry Shares in accordance with Section 2.2(b), without interest.

SECTION 2.2 Exchange of Company Common Stock.

(a) Paying Agent.  Prior to the Effective Time, Parent shall designate Wells Fargo Bank N.A. to act as agent for the holders of shares of Company Common Stock in connection with the Merger (the “Paying Agent”) and to receive, on terms reasonably acceptable to the Company, for the benefit of holders of shares of Company Common Stock, the aggregate Merger Consideration to which holders of shares of Company Common Stock shall become entitled pursuant to Section 2.1(c).  Parent shall deposit such aggregate Merger Consideration with the Paying Agent at or prior to the Effective Time.  Such aggregate Merger Consideration deposited with the Paying Agent shall, pending its disbursement to such holders, be invested by the Paying Agent as directed by Parent; provided that such investment shall be in (i) short-term direct obligations of the United States of America, (ii) short-term obligations for which the full faith and credit of the United States of America is pledged to provide for the payment of principal and interest, (iii) short-term commercial paper rated the highest quality by either Moody’s Investors Service, Inc. or Standard and Poor’s Ratings Services or (iv) money market funds investing solely in a combination of the foregoing.  No such investment losses thereon shall affect the Merger Consideration payable to the holders of Company Common Stock.  Any net profit resulting from, or interest or income produced by, such investments shall be promptly returned to the Surviving Corporation or Parent, in each case as directed by Parent.

(b) Payment Procedures.  Promptly after the Effective Time (but in no event more than four (4) Business Days thereafter), the Surviving Corporation shall cause the Paying Agent to mail to each holder of record of Company Common Stock (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates (or affidavits of loss in lieu of such Certificates) to the Paying Agent, and which shall be in such form and shall have such other customary provisions (including customary provisions with respect to delivery of an “agent’s message” with respect to shares held in book-entry form) as Parent may reasonably specify), (ii) instructions for use in effecting the surrender of the Certificates or Book-Entry Shares in exchange for payment of the Merger Consideration and (iii) a certificate or declaration in customary form to be used to confirm the status of a holder of the Company Common Stock as an Israeli Resident (within the meaning of the Israeli Tax Ordinance) or foreign resident, if applicable.  Upon surrender of a Certificate (or upon receipt of an agent’s message in the case of a Book-Entry Share) for cancellation to the Paying Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions (and such other customary documents as may reasonably be required by the Paying Agent), the holder of such Certificate or Book-Entry Share shall be entitled to receive in exchange therefor the Merger Consideration, without interest, for each share of Company Common Stock formerly represented by such Certificate or held in book-entry form, and the Certificate or Book-Entry Share so surrendered shall forthwith be canceled.  If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate or Book-Entry Share is registered, it shall be a condition of payment that (x) the Certificate or Book-Entry Share so surrendered shall be properly endorsed or shall otherwise be in proper form for transfer and (y) the Person requesting such payment shall have paid any transfer and other similar taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of such Certificate or Book-Entry Share surrendered or shall have established to the reasonable satisfaction of the Surviving Corporation that such tax either has been paid or is not applicable.  Until surrendered as contemplated by this Section 2.2, each Certificate or Book-Entry Share (other than Certificates or Book-Entry Shares to be canceled in accordance with Section 2.1(b) and, for the avoidance of doubt, Rollover Shares) shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration as contemplated by this Article II, without interest.  Payment of the Merger Consideration to holders of shares of Company Common Stock traded on the Tel-Aviv Stock Exchange (“TASE”) shall be remitted by the Paying Agent to the Company’s nominee company and the TASE Clearing House.  The Surviving Corporation shall provide the TASE Clearing House and the nominee company with the information and documentation required to process such payments.

(c) Transfer Books; No Further Ownership Rights in Company Stock.  The Merger Consideration paid in respect of shares of Company Common Stock upon the surrender for exchange of Certificates or Book-Entry Shares in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock previously represented by such Certificates or Book-Entry Shares, and at the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time.  From and after the Effective Time, the holders of Certificates or Book-Entry Shares that evidenced ownership of shares of Company Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares of Company Common Stock, except as otherwise provided for herein or by applicable Law.  Subject to the last sentence of Section 2.2(e), if, at any time after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article II.

(d) Lost, Stolen or Destroyed Certificates.  If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed, the delivery of a written indemnity agreement in form and substance reasonably acceptable to Parent and, if required by the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will pay, in exchange for such lost, stolen or destroyed Certificate, the applicable Merger Consideration to be paid in respect of the shares of Company Common Stock formerly represented by such Certificate, as contemplated by this Article II.

(e) Termination of Fund.  At any time following the first anniversary of the Closing Date, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any funds (including any interest or investment income received with respect thereto) that had been made available to the Paying Agent and which have not been disbursed to holders of Certificates or Book-Entry Shares, and thereafter such holders shall be entitled to look only to Parent and the Surviving Corporation (subject to abandoned property, escheat or other similar Laws) as general creditors thereof with respect to the payment of any Merger Consideration that may be payable upon surrender of any Certificates or Book-Entry Shares held by such holders, as determined pursuant to this Agreement, without any interest thereon.  Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Authority shall become, to the extent permitted by applicable Law, the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.

(f) No Liability.  Notwithstanding any provision of this Agreement to the contrary, none of the parties hereto, the Surviving Corporation or the Paying Agent shall be liable to any Person for Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(g) Withholding Taxes.  Parent, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to a holder of shares of Company Common Stock, Options or Warrants such amounts as are required to be deducted and withheld with respect to the making of such payment under the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder (the “Code”), or under any provision of state, local or foreign Taxes Law.  To the extent amounts are so withheld and paid over to the appropriate taxing authority, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.  If any withholding obligation may be avoided by such holder providing information or documentation to Parent, the Surviving Corporation or the Paying Agent, such information shall be requested prior to any such withholding.

SECTION 2.3 Company Options.  Prior to the Effective Time, the Company shall take all actions necessary (including adopting any necessary Committee Resolutions) to provide that each option outstanding immediately prior to the Effective Time (whether or not then vested or exercisable) that represents the right to acquire shares of Company Common Stock (each, an “Option”) shall, as of the Effective Time, be cancelled, terminated and converted into the right to receive a cash amount equal to the Option Consideration for each share of Company Common Stock then subject to the Option.  The Option Consideration shall be paid by Parent through Tamir Fishman Equity Plan Services as option paying agent on the Closing Date or as promptly thereafter as practicable (but in any event within five (5) Business Days).  For purposes of this Agreement, “Option Consideration” means, with respect to any share of Company Common Stock underlying a particular Option, an amount equal to the excess, if any, of (i) the Merger Consideration per share of Company Common Stock over (ii) the exercise price payable in respect of such share of Company Common Stock issuable under such Option.  For the avoidance of doubt, each Option with an exercise price per share of Company Common Stock subject to such Option that is greater than or equal to the Merger Consideration shall be cancelled and terminated and no Option Consideration shall be payable with respect thereto.  For purposes of this Agreement, “Committee Resolutions” means resolutions of the Company Board or the committee administering the plan or agreement pursuant to which the applicable Option was granted.

SECTION 2.4 Company Warrants.  Except for the Surviving Warrants, at or prior to the Effective Time, all outstanding and unexercised Warrants shall be tendered to the Company in exchange for the applicable Warrant Consideration, if any, in accordance with the terms hereof and shall otherwise only entitle the holders of such Warrants to the right to receive the applicable Warrant Consideration, if any.  To the extent that any of the Surviving Warrants have not been exercised or have not expired at or immediately prior to the Effective Time, the holders of such Surviving Warrants may at their discretion have the right to receive a cash amount equal to the applicable Warrant Consideration, if any, in full satisfaction of any rights they have under the Surviving Warrants.  The Warrant Consideration shall be paid by the Surviving Corporation promptly (but in no event later than five (5) Business Days) following receipt of the acknowledgment described in the preceding sentence.  For purposes of this Agreement, “Warrant Consideration” means, with respect to any share of Company Common Stock underlying a particular Warrant, an amount equal to the excess, if any, of (i) the Merger Consideration per share of Company Common Stock over (ii) the exercise price payable in respect of such share of Company Common Stock issuable under such Warrant.  For the avoidance of doubt, (a) except as provided in clause (b) below, each Warrant with an exercise price per share of Company Common Stock subject to such Warrant that is greater than or equal to the Merger Consideration shall be cancelled and terminated and no Warrant Consideration shall be payable with respect thereto and (b) the Surviving Warrants may remain outstanding after the Closing.

SECTION 2.5 Adjustments.  Notwithstanding any provision of this Article II to the contrary, if between the date of this Agreement and the Effective Time the outstanding shares of Company Common Stock shall have been changed into a different number of shares or a different class by reason of the occurrence or record date of any stock dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares or similar transaction, the Merger Consideration shall be appropriately adjusted to reflect such stock dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares or similar transaction.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Parent and Merger Sub that, except as disclosed in (A) the disclosure schedule delivered by the Company to Parent simultaneously with the execution of this Agreement (the “Company Disclosure Schedule”) (it being understood that any matter disclosed in the Company Disclosure Schedule shall be deemed disclosed with respect to any section of this Article III to which the matter relates to the extent the relevance of such matter to such other section is reasonably apparent in such disclosure) or (B) in any Company SEC Document filed on or after January 1, 2012 and publicly available prior to the date of this Agreement (to the extent it is reasonably apparent in such disclosure that any such disclosure set forth in any such Company SEC Documents would qualify the representations and warranties contained herein and other than, in each case, any matters required to be disclosed for purposes of Sections 3.2, 3.5(d) and 3.6, which matters shall be specifically disclosed in Sections 3.2, 3.5(d) and 3.6 of the Company Disclosure Schedule, respectively, and further excluding (i) any exhibits to any Company SEC Documents, (ii) any items included therein that are incorporated by reference to any Company SEC Documents filed prior to January 1, 2012 or after the date hereof and (iii) any risk factor disclosures contained under the heading “Risk Factors,” any disclosure of risks included in any “forward-looking statements” disclaimer or any other statements that are similarly predictive or forward-looking in nature (other than specific factual information contained therein) in any Company SEC Documents):

SECTION 3.1 Organization, Standing and Corporate Power.

(a) The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Nevada and has all requisite corporate power and authority necessary to own or lease all of its properties and assets and to carry on its business as it is now being conducted.  The Company is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not reasonably be expected to have a Material Adverse Effect.

(b) Exhibit 21.1 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 (filed with the SEC on March 22, 2013) (the “2012 Form 10-K”) identifies each Person that is a Subsidiary of the Company.  Each Subsidiary is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not reasonably be expected to have a Material Adverse Effect.  Neither the Company nor any Subsidiary owns, directly or indirectly, any equity interest in any other Person, other than the Persons identified in Exhibit 21.1(b) of the 2012 Form 10-K.

(c) The Company has made available to Parent complete and correct copies of the articles of incorporation and bylaws of the Company and the articles of organization, certificate of incorporation, certificate of formation, limited liability company agreement or other similar organizational document of each of the Company’s Subsidiaries (collectively, the “Company Charter Documents”), in each case, as amended to the date of this Agreement.  The Company Charter Documents are in full force and effect.  Neither the Company nor any Subsidiary is in violation of the applicable Company Charter Documents in any material respect.

SECTION 3.2 Capitalization.

(a) The authorized capital stock of the Company consists of 150,000,000 shares of Company Common Stock.  At the close of business on the date of this Agreement, (i) 41,676,300 shares of Company Common Stock were issued and outstanding; (ii) no shares of Company Common Stock were held by the Company in its treasury; (iii) 12,930,391 shares of Company Common Stock were reserved for issuance under the Company Stock Plans and (iv) 1,400,000 shares of Company Common Stock were reserved for issuance under the Warrants.  All outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights.  Except as set forth above, as of the date of this Agreement, there are no outstanding (i) shares of capital stock or other voting securities of the Company, (ii) securities of the Company convertible into or exchangeable for shares of capital stock or voting securities of the Company or (iii) options, warrants, “phantom” stock rights, stock appreciation rights, stock-based performance units, commitments, Contracts, arrangements or undertakings of any kind providing for the issuance of capital stock or voting securities of the Company to which the Company or any of its Subsidiaries is a party or by which any of them is bound.  Except pursuant to this Agreement or the Company Plans or Warrants or as are hereafter issued without violation of Section 5.1 hereof, the Company does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for (i) the purchase or issuance of any shares of Company Common Stock or any other equity securities of the Company or any securities representing the right to purchase or otherwise receive any shares of Company Common Stock or (ii) cash payments in respect of the value of a share of Company Common Stock.  There are no bonds, debentures, notes or other Indebtedness or securities of the Company that have the right to vote (or that are convertible into or exchangeable for securities having the right to vote) on any matters on which holders of Company Common Stock may vote.

(b) Section 3.2(b) of the Company Disclosure Schedule sets forth a true, complete and accurate list of (i) all outstanding Options, including the (A) holders of such Options, (B) exercise prices thereof and (C) vesting schedule with respect thereto and (ii) all outstanding Warrants, including (A) the holders of such Warrants, (B) exercise prices thereof and (C) the expiration schedule with respect thereto.  True, correct and complete copies of the Company Stock Plans and all agreements governing the terms of the Warrants have been made available to Parent as of the date hereof.

(c) Except as disclosed on Section 3.2(c) of the Company Disclosure Schedule, all of the issued and outstanding shares of capital stock or other equity ownership interests of each Subsidiary are owned by the Company, directly or indirectly, free and clear of any Liens (other than Permitted Liens), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights.  No such Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.  No shares of Company Common Stock are held by any Subsidiary.

(d) Other than agreements included in the Company SEC Documents and the Voting Agreement, there are no stockholder agreements, registration rights agreements, voting trusts or other agreements to which the Company is a party with respect to the voting or registration of the capital stock or other voting or equity interests of the Company or any preemptive rights with respect thereto.

SECTION 3.3 Authority; Noncontravention; Voting Requirements.

(a) The Company has all necessary corporate power and authority to execute and deliver this Agreement and, subject to obtaining the Company Stockholder Approval, to perform its obligations hereunder and to consummate the Transactions.  The adoption, execution, delivery and performance by the Company of this Agreement, and the consummation by it of the Transactions, have been duly authorized and approved by the Company Board and, except for obtaining the Company Stockholder Approval and the filing with the Nevada Secretary of State of the Articles of Merger as required by the NRS, no other corporate action on the part of the Company is necessary to authorize the execution, delivery and performance by the Company of this Agreement and the consummation by it of the Transactions.  This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery hereof by the other parties hereto, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general application affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity, whether considered in a proceeding at law or in equity (the “Bankruptcy and Equity Exception”).

(b) The Company Board (upon the unanimous recommendation of the Special Committee), at a meeting duly called and held, has (i) adopted, approved and declared advisable this Agreement and the Transactions, including the execution and delivery of this Agreement by the Company, the performance by the Company of its covenants hereunder and the Merger, and (ii) resolved, subject to Section 5.2 hereof, to recommend that stockholders of the Company adopt this Agreement.

(c) None of the execution and delivery of this Agreement by the Company, the consummation by the Company of the Transactions, or compliance by the Company with any of the terms or provisions hereof, will: (i) assuming the Company Stockholder Approval is obtained, conflict with or violate any provision of the Company Charter Documents, or (ii) assuming that the authorizations, consents and approvals referred to in Section 3.4 and the Company Stockholder Approval are obtained and the filings referred to in Section 3.4 are made prior to the Effective Time and any waiting period required thereunder shall have been terminated or expired prior to the Effective Time, (x) violate any Law applicable to the Company or any of its Subsidiaries, or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with or without notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination, amendment or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties, rights or assets of the Company or any of its Subsidiaries under, any of the terms, conditions or provisions of any Company Material Contract to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or its or any of their respective properties, rights or assets are bound or result in the creation of any Lien on the Company or any of its Subsidiaries or any of their material properties, rights or assets.

(d) The only vote or approval of the holders of any class or series of capital stock of the Company or any of its Subsidiaries which is necessary to adopt this Agreement and approve the Transactions is the Company Stockholder Approval.

SECTION 3.4 Governmental Approvals; Non-Debarment.

(a) Except for (i) the filing with the SEC and the ISA of a proxy statement related to the Company Stockholders Meeting (as amended or supplemented from time to time, the “Proxy Statement”), and other filings (including, without limitation, the Schedule 13E-3) under the requirements of, the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”), the requirements of the Israeli Securities Law 5728-1968, as amended, and the rules and regulations promulgated thereunder (the “Israeli Securities Law”), and the rules of the NYSE MKT LLC and the TASE, (ii) the filing of the Articles of Merger with the Nevada Secretary of State pursuant to the NRS, (iii) filings required under, and compliance with other applicable requirements of, the HSR Act and any antitrust, competition or similar laws of any foreign jurisdiction (“Foreign Antitrust Laws”), (iv) the consents from, or registrations, declarations, notices or filings made to or with the FCC or a similar Governmental Authority (including any State Regulator), in each case as may be required in connection with this Agreement, the Merger or the other transactions contemplated by this Agreement, and all of which are listed in Section 3.4(a) of the Company Disclosure Schedule, (v) filings and notifications required by the United States Department of Agriculture and (v) filings, if any, required as a result of the particular status of Parent or Merger Sub, no consents or approvals of, or filings, declarations or registrations with, any Governmental Authority are necessary for the execution and delivery of this Agreement by the Company and the consummation by the Company of the Transactions, in each case, other than such other consents, approvals, filings, declarations or registrations that, if not obtained, made or given, would not reasonably be expected to have a Material Adverse Effect.

(b) Neither the Company nor any of its Subsidiaries has been (i) suspended, debarred, or, to the Knowledge of the Company, proposed for suspension or debarment from the participation in, or the award of, a procurement or non-procurement transaction with a Governmental Authority, or (ii) excluded and listed as such under the Excluded Parties Listed System or the System for Award Management.  To the Knowledge of the Company, there is no valid basis for the suspension, debarment, or exclusion of the Company or any of its Subsidiaries.

SECTION 3.5 Company SEC Documents; The Sarbanes-Oxley Act; Undisclosed Liabilities.

(a) The Company has filed any report, schedule, proxy, form or other document since September 1, 2011 (such documents, together with any of the exhibits thereto or documents incorporated by reference therein, as filed with or furnished to the SEC between September 1, 2011 and the date of this Agreement, the “Company SEC Documents”) required to be filed by the Company with the SEC.  As of their respective effective dates (in the case of Company SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective SEC filing dates (in the case of all other Company SEC Documents), the Company SEC Documents complied as to form in all material respects with the requirements of the Exchange Act and the Securities Act, as the case may be, applicable to such Company SEC Documents, and none of the Company SEC Documents as of such respective dates (or, if amended prior to the date of this Agreement, the date of the filing of such amendment, with respect to the disclosures that are amended) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  To the Knowledge of the Company, none of the Company SEC Documents is the subject of ongoing SEC review, outstanding SEC comment or outstanding SEC investigation.  There are no outstanding or unresolved comments in comment letters received from the SEC or its staff.  There has been no material correspondence between the SEC and the Company since September 1, 2011 that is not available on the SEC’s Electronic Data Gathering and Retrieval (“EDGAR”) database.  No Subsidiary of the Company is subject to the periodic reporting requirements of the Exchange Act.

(b) Since September 1, 2011 the Company has filed any report, schedule, proxy, form or other document required to be filed by the Company with the ISA (such documents, together with any of the exhibits thereto or documents incorporated by reference therein, as filed with or furnished to the ISA between September 1, 2011 and the date of this Agreement, the “Company ISA Documents”).  As of their respective effective dates and as of their respective ISA filing dates, the Company ISA Documents complied as to form in all material respects with the requirements of the Israeli Securities Law applicable to such Company ISA Documents, and none of the Company ISA Documents as of such respective dates (or, if amended prior to the date of this Agreement, the date of the filing of such amendment, with respect to the disclosures that are amended) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  To the Knowledge of the Company, none of the Company ISA Documents is the subject of ongoing ISA review or outstanding ISA investigation.  There are no outstanding or unresolved comments received from the ISA or its staff.  There has been no material correspondence between the ISA and the Company since September 1, 2011.  No Subsidiary of the Company is subject to the reporting requirements of the Israeli Securities Law.

(c) There are not, and since September 1, 2011, there have not been, any transactions, contracts, arrangements or understandings (each, an “Affiliate Transaction”), nor are there any of the foregoing currently proposed, that (if proposed but not having been consummated or executed, if consummated or executed) would be required to be disclosed under Item 404 of Regulation S-K promulgated under the Securities Act that have not been disclosed in the Company SEC Documents.  The Company has made available (including via the EDGAR database, as applicable) to Parent true and complete copies of each contract or other relevant documentation (including any amendments or modifications thereto) available as of the date of this Agreement with respect to each Affiliate Transaction.

(d) The consolidated financial statements of the Company included in the Company SEC Documents have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except (i) in the case of unaudited interim financial statements, for the absence of notes thereto and as permitted by Form 10-Q of the SEC and (ii) as may be indicated in such financial statements or in the notes thereto) and fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited interim statements, to normal year-end audit adjustments).

(e) The Company has adopted a code of ethics, as defined by Item 406(b) of Regulation S-K promulgated under the Exchange Act, which applies to its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.  The Company has timely disclosed, by filing a Form 8-K, any change in or waiver of the Company’s code of ethics, as required by Item 5.05(a) of Form 8-K.  To the Knowledge of the Company, there have been no material violations of provisions of the Company’s code of ethics.

(f) The Company has established and maintains internal control over financial reporting (as defined in and in accordance with the requirements of Rule 13a-15(f) of the Exchange Act) effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.  The Company has established and maintains disclosure controls and procedures (as defined in and in accordance with the requirements of Rule 13a-15(e) of the Exchange Act) effective to ensure that material information required to be disclosed by the Company is reported on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC.  The Company has disclosed, based on the most recent evaluation of its chief executive officer and chief financial officer prior to the date of this Agreement, to the Company’s outside auditors and the audit committee of the Company Board (A) any significant deficiencies and material weaknesses in the design or operation of the Company’s internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.  The Company has made available to Parent all such disclosures made by management to the Company’s outside auditors and the audit committee of the Company Board.

(g) Since September 1, 2011, (i) neither the Company nor any Subsidiary or, to the Knowledge of the Company, any director, officer, employee, auditor, accountant or representative of the Company or any Subsidiary has received any complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices, in each case which set forth allegations of circumstances that if determined to be true, would be material to the Company and its Subsidiaries, taken as a whole, and, (ii) to the Knowledge of the Company, no attorney representing the Company or any of its Subsidiaries has reported evidence of a material violation of securities laws, material breach of fiduciary duty or similar material violation, relating to the period after September 1, 2011, by the Company or any of its officers, directors, employees or agents to the Company Board or any committee thereof or to any non-employee director or the chief executive officer of the Company pursuant to Section 307 of the Sarbanes-Oxley Act.  Since September 1, 2011, subject to any applicable grace periods, the Company has been and is in compliance in all material respects with (i) all material applicable provisions of the Sarbanes-Oxley Act and (ii) all material applicable listing and corporate governance rules and regulations of the NYSE MKT LLC and the TASE.

(h) Neither the Company nor any of its Subsidiaries has any liabilities or obligations (accrued, contingent or otherwise) except liabilities or obligations:  (i) disclosed in, reflected on or reserved against on the balance sheet of the Company and its Subsidiaries (including the notes thereto) included in the Company SEC Documents, including the consolidated balance sheet of the Company and its Subsidiaries as of June 30, 2013 (the “Balance Sheet Date”), (ii) incurred after the Balance Sheet Date (x) in the ordinary course of business consistent with past practice or (y) as disclosed in the Company SEC Documents filed after the Balance Sheet Date, (iii) as explicitly contemplated by this Agreement or otherwise directly related to the Transactions, (iv) as would not reasonably be expected to have a Material Adverse Effect, or (v) as disclosed in Section 3.5(h) of the Company Disclosure Schedule.  Neither the Company nor any Subsidiary is a party to, or has any commitment to become a party to, any off balance sheet partnership, joint venture or any similar arrangement (including any agreement relating to any transaction or relationship between or among the Company and/or any Subsidiary, on the one hand, and any other Person, including any structured finance, special purpose or limited purpose Person, on the other hand), or any “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K promulgated under the Securities Act).

SECTION 3.6 Absence of Certain Changes.  Since the Balance Sheet Date until the date of this Agreement (i) except for this Agreement and the transactions contemplated hereby, the Company has carried on and operated its businesses in all material respects in the ordinary course of business consistent with past practice and (ii) except as set forth in Section 3.6 of the Company Disclosure Schedule, there have not been any (a) events, changes or occurrences that have had, or would reasonably be expected to have, a Material Adverse Effect, (b) any declaration, setting aside or payment of any dividend or other distribution in cash, stock, property or otherwise in respect of the Company’s or any of its Subsidiaries’ capital stock, except for any dividend or distribution by a Subsidiary of the Company to the Company or a Subsidiary thereof, (c) any redemption, repurchase or other acquisition of any shares of capital stock of the Company or any of its Subsidiaries, (d) any material changes by the Company in its accounting principles, except as may be appropriate to conform to changes in statutory or regulatory accounting rules or GAAP or regulatory requirements with respect thereto, (e) any sale or other transfer of any material portion of the Company’s assets, except in the ordinary course of business consistent with past practice, or (f) the entry by the Company into any binding agreement committing it to take any of the foregoing actions in clauses (b) through (e) of this sentence.

SECTION 3.7 Legal Proceedings.  As of the date of this Agreement, except as set forth in Section 3.7 of the Company Disclosure Schedule, there is no pending or, to the Knowledge of the Company, threatened, legal or administrative proceeding, claim, investigation, suit or action against the Company or any of its Subsidiaries, or, to the Knowledge of the Company, against any current or former supervisory employee of the Company or any of its Subsidiaries with respect to any acts or omissions in connection with their employment with the Company or any of its Subsidiaries that would reasonably be expected to have a Material Adverse Effect.  As of the date of this Agreement, there is not any Order imposed upon the Company or any of its Subsidiaries, in each case, by or before any Governmental Authority, that would reasonably be expected to have a Material Adverse Effect.  As of the date of this Agreement, there is not any material internal investigation or inquiry being conducted by the Company, the Company Board (or any committee thereof) or, to the Knowledge of the Company, any third party or Governmental Authority at the request of any of the foregoing concerning any financial, accounting, tax, conflict of interest, self-dealing, fraudulent or deceptive conduct or other misfeasance or malfeasance issues.  Other than as disclosed in Section 3.7 of the Company Disclosure Schedule or in the Company SEC Documents, since the Balance Sheet Date until the date of this Agreement, there has not been any action taken by the Company or any of its Subsidiaries that, if taken during the period from the date of this Agreement through the Effective Time without Parent’s consent, would constitute a breach of Section 5.1(b)(xvi).

SECTION 3.8 Compliance With Laws; Permits.

(a) The Company and its Subsidiaries are, and since September 1, 2011 have been, in compliance in all material respects with all material Laws applicable to the Company or any of its Subsidiaries.  The Company and each of its Subsidiaries hold all material licenses, franchises, permits, certificates, approvals and authorizations from Governmental Authorities necessary for the lawful conduct of their respective businesses (collectively, “Permits”).  The Company and its Subsidiaries are in compliance in all material respects with the terms of all Permits.  The representations and warranties contained in this Section 3.8 shall not apply to any of the matters referred to in Section 3.15.

(b) The Company complies in all material respects with all relevant laws and its own policies with respect to the privacy of all users and customers, and any of their personally identifiable information, and, to the Knowledge of the Company, no claims have been asserted or threatened against the Company by any Person alleging a material violation of any of the foregoing.

(c) All outstanding securities of the Company and its Subsidiaries and other equity or equity-based awards of the Company and its Subsidiaries have been issued in material compliance with all applicable Laws, including United States federal and Israeli securities laws and any applicable state securities or “blue sky” laws.

SECTION 3.9 Information Supplied.  Subject to the accuracy of the representations and warranties of Parent and Merger Sub set forth in Section 4.4, the Proxy Statement will not, on the date it is first mailed to stockholders of the Company and at the time of the Company Stockholders Meeting, and the Rule 13e-3 transaction statement on Schedule 13E-3 (as amended or supplemented from time to time, the “Schedule 13E-3”), on each date the Schedule 13E-3 is filed, amended or supplemented, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.  Each of the Proxy Statement and Schedule 13E-3 will comply as to form in all material respects with the applicable requirements of the Exchange Act and the Israeli Securities Law.  Notwithstanding the foregoing, the Company makes no representation or warranty with respect to information supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement or the Schedule 13E-3.

SECTION 3.10 Tax Matters.

(a) Except as disclosed in Section 3.10 of the Company Disclosure Schedule: and except for those matters that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect: (i) each of the Company and its Subsidiaries has timely filed, or has caused to be timely filed on its behalf, in each case taking into account any extension of time within which to file, all Tax Returns (as hereinafter defined) required to be filed by it, and all such filed Tax Returns are correct and complete in all respects; (ii) all Taxes, whether or not shown to be due on such Tax Returns, have been timely paid; (iii) no deficiency with respect to Taxes has been proposed, asserted or assessed against the Company or any of its Subsidiaries, which have not been fully paid or adequately reserved in the Company SEC Documents, and the Company is not aware of grounds for any such action; (iv) no audit or other administrative or court proceedings are pending with, or, to the Knowledge of the Company, have been threatened by, any Governmental Authority with respect to Taxes of the Company or any of its Subsidiaries, and no written notice thereof has been received; (v) all Taxes that the Company or any of its Subsidiaries is obligated to withhold from amounts owing to any employee, creditor or third party have been withheld and paid over to the proper Government Authority in a timely manner; (vi) the Company has made provision in accordance with GAAP in the financial statements included in the Company SEC Documents for all Taxes that accrued on or before the end of the most recent period covered by the Company SEC Documents; (vii) neither the Company nor any of its Subsidiaries is a party to, or bound by, any Tax sharing, allocation, indemnity or similar agreement or arrangement (whether or not written) pursuant to which it will have any obligation to make any payments after the Closing; and (viii) no Liens for Taxes other than Permitted Liens exist with respect to any of the assets or properties of the Company or of any of its Subsidiaries.  Neither the Company nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify under Section 355(a) of the Code (or so much of Section 356 of the Code as relates to Section 355(a) of the Code) within the past two years.  Neither the Company nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).  This paragraph, and to the extent applicable, Section 3.11, constitute the sole and exclusive representation or warranty of the Company relating to Tax matters.

(b) For purposes of this Agreement:  (x) “Taxes” shall mean (A) all federal, state, local or foreign taxes, charges, imposts, levies or other like assessments, including all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated taxes, customs duties, charges, universal service and other regulatory assessments, and other like assessments of any kind whatsoever, (B) all interest, penalties, fines, additions to tax or additional amounts imposed by any Governmental Authority in connection with any item described in clause (A), and (C) any liability in respect of any items described in clauses (A) and/or (B) payable by reason of contract, assumption, successor or transferee liability, operation of Law, Treasury Regulation Section 1.1502-6(a) (or any predecessor or successor thereof of any analogous or similar provision under Law) or otherwise, and (y) “Tax Returns” shall mean any return, report, claim for refund, estimate, information return or statement or other similar document filed or required to be filed with any Governmental Authority with respect to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

SECTION 3.11 Employee Benefits and Labor Matters.

(a) Section 3.11(a) of the Company Disclosure Schedule lists all material Company Plans.  “Company Plans” means (i) all “employee benefit plans” (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), (ii) all employment and similar agreements, and (iii) all plans, policies, programs, arrangements, agreements or forms of agreements (excluding government programs and statutory benefits) that provide for bonus opportunities, incentive compensation, equity or equity-based compensation, deferred compensation, change in control benefits, retention benefits, severance, separation, stock purchases, sick leave, vacation pay, salary continuation, medical or life insurance, employee loans, scholarships, collective bargaining, pensions, other welfare or fringe benefits, or tax gross-ups, whether or not subject to ERISA (including any funding mechanism therefor now in effect or required in the future as a result of the transaction contemplated by this Agreement), whether formal or informal, or oral or written, as to which (x) any current or former employee, director or individual consultant of the Company or any of its Subsidiaries (the “Company Employees”) has any present or future right to benefits and which are contributed to, sponsored by, or maintained by the Company or any of its Subsidiaries, or (y) the Company or any of its Subsidiaries has had or has any present or future obligation or liability, contingent or otherwise.

(b) None of the Company Plans is a “multiemployer plan” (as defined in Section 3(37) of ERISA) or is or has been subject to Sections 4063 or 4064 of ERISA or Title IV of ERISA.

(c) Neither the Company nor any of its Subsidiaries has any liability, contingent or otherwise, under Title IV of ERISA by reason of being or having been under common control or treated as a single employer under Section 414(b), (c), (m), or (o) of the Code with any Person (other than the Company and its Subsidiaries).

(d) The Company has made available to Parent current, correct and complete copies of each Company Plan (or, to the extent no such copy exists, an accurate description thereof), and to the extent applicable: (i) the most recent determination or opinion letter received from the Internal Revenue Service, (ii) the most recent Forms 5500 and all schedules thereto and audited financial statements, (iii) the most recent summary plan description and other written communications (or a description of any broad-based oral communications) by the Company or any of its Subsidiaries to the Company Employees concerning the extent of the benefits provided under a Company Plan, and (iv) each related trust agreement and insurance or group annuity contract, or other funding instrument, relating to such Company Plan.

(e) Each Company Plan has been established and administered in accordance with its terms and in compliance with the applicable provisions of ERISA, the Code and all other applicable Laws, rules and regulations, except as would not reasonably be expected to have a Material Adverse Effect.  All Company Plans that are intended to be tax qualified under Section 401(a) of the Code are so qualified and have received a favorable determination letter as to its qualification, and nothing has occurred, whether by action or failure to act, that could reasonably be expected to cause the loss of such qualification.  No non-exempt “prohibited transaction” (as such term is defined in Section 406 of ERISA and Section 4975 of the Code) has occurred with respect to any Company Plan.  Neither the Company nor any of its Subsidiaries has incurred any current or projected liability in respect of post-employment or post-retirement health, medical or life insurance benefits for current, former or retired employees of the Company or any of its Subsidiaries, except as required to avoid an excise tax under Section 4980B of the Code and at the sole expense of the employee or as may be required pursuant to any other applicable Law.

(f) As of the date of this Agreement, except as disclosed on the Company Disclosure Schedule, with respect to any Company Plan, (i) there are no claims, suits or actions pending or, to the Knowledge of the Company, threatened arising from or related to any of the Company Plans, other than routine claims for benefits; (ii) there are no facts or circumstances that, to the Knowledge of the Company, could give rise to any such actions, suits, or claims; and (iii) no administration investigation, audit or other administrative proceeding by the Department of Labor, the Internal Revenue Service or other governmental agencies is pending or, to the Knowledge of the Company, threatened (including any routine requests for information).

(g) All contributions to and payments from any Company Plan that have been required to be made in accordance with the terms of such Company Plan or applicable Law have been timely made, and all contributions for any period ending on or before the date of this Agreement that are not yet due are reflected as an accrued liability on the balance sheet of the Company.

(h) Each Company Plan is and all times has been in documentary and operational compliance with Section 409A of the Code and associated Treasury Department guidance, except for such non-compliance which would not reasonably be expected to have a Material Adverse Effect.  All stock options and stock appreciation rights granted by the Company have been granted having a per share exercise price at least equal to the fair market value of the underlying stock on the date the Option or stock appreciation right was granted, within the meaning of Section 409A of the Code and associated Treasury Department guidance.

(i) Except as disclosed in Section 3.11(i)(x) of the Company Disclosure Schedule or as contemplated in Section 2.3 or 2.4 of this Agreement, the execution and delivery of this Agreement, shareholder approval of this Agreement, and/or the consummation of the transactions contemplated hereby (whether alone or in combination with any other event) could not (i) result in any payment or funding obligation becoming due to any current or former employee or director of the Company or any of its Subsidiaries or under any Company Plan, or satisfy any prerequisite to any payment or benefit to any current or former employee or director of the Company or any of its Subsidiaries, (ii) increase any benefits under any Company Plan, (iii) result in the acceleration of the time of payment, vesting or funding of any benefits under any Company Plan, (iv) entitle any Company Employee to severance pay or any increase in severance pay upon any termination of employment after the date of this Agreement, (v) result in the limitation of or restriction of the right of the Company or any successor to merge, amend, or terminate any of the Company Plans, or (vi) cause the Company to record additional compensation expense on its income statement with respect to any outstanding stock option or other equity-based award.  Except as disclosed in Section 3.11(i)(y) of the Company Disclosure Schedule, the execution and delivery of this Agreement, shareholder approval of this Agreement, and/or the consummation of the transactions contemplated hereby (whether alone or in combination with any other event) could not result in payments under any of the Company Plans which would not be deductible under Section 280G of the Code or which would be subject to an excise tax under Section 4999 of the Code.

(j) Except as disclosed in Section 3.11(j) of the Company Disclosure Schedule, no Company Plan is maintained outside the jurisdiction of the United States, or covers any employee residing or working outside the United States (any such Company Plan, a “Foreign Company Plan”).  All Foreign Company Plans have been established, maintained and administered in compliance with their terms and all applicable statutes, laws, ordinances, rules, orders, decrees, judgments, writs, and regulations of any controlling governmental authority or instrumentality except as would not reasonably be expected to have a Material Adverse Effect.  All Foreign Company Plans that are required to be funded are fully funded, and with respect to all other Foreign Company Plans, except as would not reasonably be expected to have a Material Adverse Effect, adequate reserves therefor have been established on the accounting statements of the applicable Company or Subsidiary entity.  No material liability or obligation of the Company or any of its Subsidiaries exists with respect to such Foreign Company Plans that has not been disclosed in Section 3.11(f) of the Company Disclosure Schedule.

(k) Except as disclosed in Section 3.11(k) of the Company Disclosure Schedule, neither the Company nor any Subsidiary is a party to any collective bargaining agreement or other agreement with any labor organization or other representative of any Company Employees, nor is any such agreement presently being negotiated by the Company.  There are no unfair labor practice complaints pending or, to the Knowledge of the Company, threatened against the Company or any Subsidiary before the National Labor Relations Board or any other labor relations tribunal or authority, and there are no strikes, work stoppages, slowdowns, lockouts, material arbitrations or material grievances, or other material labor or employment disputes pending or, to the Knowledge of the Company, threatened in writing against or involving the Company or any of its Subsidiaries, nor have there been any such strikes, work stoppages, slowdowns, or lockouts within the past three years.  To the Knowledge of the Company, there are no union organizing efforts involving any Company Employees, nor have there been any such efforts within the past three years.  Each person providing services to the Company or any of its Subsidiaries who is classified by the Company or any of its Subsidiaries as an independent contractor or as exempt from minimum wage and overtime requirements is properly so classified under all applicable Laws, except as would not reasonably be expected to have a Material Adverse Effect.  There is not in effect any consent decree with any Governmental Authority relating to any Company Employees or employment practices.  Within the past three (3) years, neither the Company nor any of its Subsidiaries has implemented any employee layoffs that could implicate the Worker Adjustment Retraining and Notification Act of 1988, as amended, or any similar foreign, state or local Law, regulation or ordinance.

SECTION 3.12 Environmental Matters.

(a) To the Knowledge of the Company, each of the Company and its Subsidiaries is and has been in material compliance with all applicable laws relating to pollution or protection of the environment, natural resources or human health and safety (“Environmental Laws”), which compliance includes obtaining, maintaining and complying with all Permits required under or pursuant to Environmental Law.

(b) Except as disclosed in Section 3.12(b) of the Company Disclosure Schedule, to the Knowledge of the Company, no investigation, suit, claim, action or proceeding relating to or arising under Environmental Laws is pending or threatened against the Company or any of its Subsidiaries or any real property currently or formerly owned, operated or leased by the Company or any of its Subsidiaries.

(c) To the Knowledge of the Company, there are no Hazardous Materials present at any real property owned, operated or leased by the Company or any Subsidiary, or at any other location for which the Company or any Subsidiary would have material liability, at concentrations in excess of those permitted under Environmental Law.

(d) Except as disclosed in Section 3.12(d) of the Company Disclosure Schedule or except as would not reasonably be expected to result in the Company or any Subsidiary incurring material liabilities, neither the Company nor any of its Subsidiaries has received any notice of or entered into any obligation, liability, order, settlement, judgment, injunction or decree involving uncompleted, outstanding or unresolved requirements relating to or arising under Environmental Laws.

(e) The Company and each Subsidiary has made available to Parent all material environmental assessments, studies, audits, reports and any other material environmental documentation in their possession or control concerning liabilities or obligations of the Company or any Subsidiary arising under or pursuant to Environmental Law.

(f) This Section 3.12 constitutes the sole and exclusive representation and warranty of the Company regarding environmental matters, or liabilities or obligations, or compliance with Laws, relating thereto.

SECTION 3.13 Material Contracts.

(a) Except (A) for this Agreement and any Contracts contemplated to be entered into in connection therewith, (B) for the Company Plans (C) for Contracts filed with or incorporated by reference in filings made with the SEC on or after January 1, 2012 and prior to the date hereof, and (D) as set forth in Section 3.13 of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to or bound by, as of the date hereof, any Contract:

(i) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) to the Company (other than those included in an exhibit list to filings made with the SEC on or after January 1, 2012 and prior to the date hereof);

(ii) which is a mortgage, security agreement, capital lease or similar agreement that effectively creates a Lien on any material assets of the Company or its Subsidiaries, other than a Permitted Lien;

(iii) which is a partnership or joint venture agreement involving a sharing of profits, losses, costs or liabilities by the Company or any of its Subsidiaries with any other Person;

(iv) which is a lease, whether as lessor or lessee, with respect to any real property that involves payments to or from the Company or its Subsidiaries in excess of $250,000 annually, or is a lease for any site on which any head end or transmission tower is located;

(v) which is for any development, marketing, resale, distribution or similar arrangement relating to any product or service involving payments to or from the Company in excess of $250,000;

(vi) which provides for (A) aggregate non-contingent payments by or to the Company or any of its Subsidiaries in excess of $350,000 annually or (B) potential payments by or to the Company or any of its Subsidiaries reasonably expected to exceed $350,000 annually;

(vii) which would prohibit or materially delay the consummation of the Merger or otherwise materially impair the ability of the Company to perform its obligations hereunder;

(viii) which prohibits the payment of dividends or distribution in respect of the capital stock of the Company or any of its Subsidiaries, prohibits the pledging of the capital stock of the Company or any of its Subsidiaries or prohibits the issuance of guarantees by any of the Company’s Subsidiaries;

(ix) which is a contract, agreement or arrangement relating to any acquisition of another business by the Company or any of its Subsidiaries pursuant to which the Company or any of its Subsidiaries has continuing indemnification, “earn out” or other contingent payment or guarantee obligations;

(x) which involves (A) any director or executive officer of the Company or its Subsidiaries, and (B) an amount in excess of $25,000 annually (other than (x) transactions between the Company and its Subsidiaries and the payment of compensation to directors, officers or employees in the ordinary course of business consistent with past practice (including any grant of equity awards) and (y) transactions that do not involve continuing liabilities or obligations of the Company or its Subsidiaries);

(xi) which contains any covenant granting “most favored nation” status that, following the Merger, would apply to or be affected by actions taken by Parent, the Surviving Corporation, and/or their respective Subsidiaries or Affiliates;

(xii) which contains a put, call or similar right pursuant to which the Company or any of its Subsidiaries could be required to purchase or sell, as applicable, any equity interest of any Person or assets;

(xiii) which constitutes commitment relating to Indebtedness (whether incurred, assumed, guaranteed or secured by any asset);

(xiv) which purports to limit or restrict in any material respect (A) the ability of the Company or its Subsidiaries to solicit customers or (B) the manner in which, the line of business in which or the localities in which, all or any portion of the business of the Company and its Subsidiaries, including, following consummation of the Transactions contemplated by this Agreement, Parent and its Subsidiaries, competes or would compete;

(xv) which (i) provides for the development of any Technology or Intellectual Property by or for the Company or any of its Subsidiaries, (ii) provides for the acquisition of any ownership interest by the Company or any of its Subsidiaries in any Technology or Intellectual Property, (iii) includes any grant of any Intellectual Property License by the Company or any of its Subsidiaries to any Person or (iv) includes any grant of any Intellectual Property License by any Person to the Company or any of its Subsidiaries (other than non-exclusive licenses for Software that is licensed under “shrink-wrap” or “click-through” Contracts and is generally commercially available on reasonable terms through commercial distributors or in retail stores for a license fee of no more than $10,000);

(xvi) which is a settlement agreement or any consent-to-use or standstill agreement or standalone indemnification agreement; or

(xvii) which is with a Governmental Authority (all Contracts of the type described in this Section 3.13(a)(i)-(xvii) being referred to herein as “Company Material Contracts”).

(b) (i) Each Company Material Contract is valid and binding on the Company and its Subsidiaries to the extent such Subsidiary is a party thereto, as applicable, and in full force and effect; (ii) the Company, each of its Subsidiaries, and, to the Knowledge of the Company, each other party have in all material respects performed all obligations required to be performed by them to date under each Company Material Contract; and (iii) neither the Company nor any of its Subsidiaries has received written notice of, or otherwise has Knowledge of, the existence of any event or condition which constitutes, or, after notice or lapse of time or both, will constitute, a material default on the part of the Company or any of its Subsidiaries under any such Company Material Contract, except, in each case above, where such failure to be valid, binding and in full force and effect, noncompliance or default would not reasonably be expected to have a Material Adverse Effect.  To the extent Company Material Contracts are evidenced by documents, true and complete copies thereof have been made available to Parent (including via the EDGAR database).  To the extent Company Material Contracts are not evidenced by documents, written summaries have been made available to Parent.

(c) Set forth in Section 3.13(c) of the Company Disclosure Schedule is a calculation, as of September 30, 2013, of all amounts paid, distributed, loaned or otherwise transferred from PRIDE Networks, Inc. or NTS Telephone Company, LLC, on the one hand, to NTS Communications, Inc. or NTS, Inc., on the other, since January 1, 2010.

SECTION 3.14 Intellectual Property.

(a) Section 3.14(a) of the Company Disclosure Schedule sets forth a true and correct list of all (i) Registered Company Intellectual Property and (ii) unregistered Marks owned by the Company or any of its Subsidiaries.  For each item of Registered Company Intellectual Property, Section 3.14(a) of the Company Disclosure Schedule lists (A) the record owner of such item, and, if different, the legal owner and beneficial owner of such item, (B) the jurisdiction in which such item is issued, registered or pending and (C) the issuance, registration or application date and number of such item.

(b) All necessary fees and filings with respect to any Registered Company Intellectual Property have been timely submitted to the relevant Governmental Authorities and Domain Name registrars to maintain such Registered Company Intellectual Property in full force and effect.  Except as set forth in Section 3.14(b) of the Company Disclosure Schedule, there are no annuities, payments, fees, responses to office actions or other filings required to be made and having a due date with respect to any Registered Company Intellectual Property within one hundred twenty (120) calendar days after the date of this Agreement.  No issuance or registration obtained and no application filed by the Company or any of its Subsidiaries for any Intellectual Property has been cancelled, abandoned, allowed to lapse or not renewed, except where the Company or any of its Subsidiaries has, in its reasonable business judgment, decided to cancel, abandon, allow to lapse or not renew such issuance, registration or application.

(c) The Company or one of its Subsidiaries (i) is the sole and exclusive owner of all right, title and interest in and to all Registered Company Intellectual Property and all Company Intellectual Property and Company Technology owned or purported to be owned by the Company or any of its Subsidiaries, free and clear of all Liens (other than Permitted Liens) and (ii) have valid and continuing rights (pursuant to Intellectual Property Licenses in written Contracts) to use, sell, license and otherwise exploit, as the case may be, all other Company Intellectual Property and Company Technology, free and clear of all Liens (other than Permitted Liens).  The Company Intellectual Property and Company Technology owned by or licensed to the Company and each of its Subsidiaries include all of the Intellectual Property and Technology reasonably necessary and sufficient to enable the Company and each of its Subsidiaries to conduct their respective businesses as currently conducted.

(d) Except as set forth in Section 3.14(d) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has received any written or, to the Knowledge of the Company, unwritten claim from any Person in the six (6) years prior to the date hereof (i) alleging any infringement, misappropriation, misuse or violation of any Intellectual Property or Technology or unfair competition, (ii) inviting the Company or any of its Subsidiaries to take a license under any Intellectual Property or consider the applicability of any Intellectual Property to any Company Products or the conduct of the business of the Company or any of its Subsidiaries or (iii) challenging the ownership, use, validity or enforceability of any Company Intellectual Property or Company Technology.

(e) Except as would not reasonably be expected to have a Material Adverse Effect, to the Knowledge of the Company no Trade Secret included in the Company Intellectual Property has been authorized to be disclosed or has been actually disclosed by the Company or any of its Subsidiaries to any Person other than pursuant to a written confidentiality Contract restricting the disclosure and use thereof.  The Company and each of its Subsidiaries have taken reasonable measures to protect the confidentiality of all Trade Secrets included in the Company Intellectual Property and other confidential information and Technology of the Company and each of its Subsidiaries (and any confidential information owned by any Person to whom the Company or any of its Subsidiaries has a confidentiality obligation).  Each employee, consultant and contractor of the Company and each of its Subsidiaries has entered into a written non-disclosure Contract with the Company or such Subsidiary in a form made available to Parent prior to the date hereof.

(f) The IT Systems are adequate and sufficient (including with respect to working condition and capacity) for the operations of the Company and each of its Subsidiaries.  The Company and each of its Subsidiaries (i) have taken reasonable measures to preserve and maintain the performance, security and integrity of the IT Systems (and all Software, information or data stored thereon) and (ii) maintain reasonable documentation regarding all IT Systems, their methods of operation and their support and maintenance.  During the two (2) year period prior to the date hereof, (A) there has been no failure with respect to any IT Systems that has had a material effect on the operations of the Company or any of its Subsidiaries and (B) there has been no unauthorized access to or use of any IT Systems (or any Software, information or data stored thereon).

(g) Except as set forth in Section 3.14(g) of the Company Disclosure Schedule, the Company and each of its Subsidiaries (i) have during the past three (3) years complied with and are in compliance in all material respects with their respective posted privacy policies and applicable privacy Laws and (ii) have during the past three (3) years collected, accessed, stored, processed, transferred and disposed of personally identifiable information in a secure manner using reasonable technical measures.

SECTION 3.15 Communications Regulatory Matters.

(a) Each License is valid and in full force and effect and has not been suspended, revoked, canceled or adversely modified.  Except as disclosed in Section 3.15(a) of the Company Disclosure Schedule, no License is subject to (i) any material conditions or requirements that have not been imposed generally upon licenses in the same service, or (ii) any pending regulatory proceeding or judicial review before a Governmental Authority.  To the Knowledge of the Company, there has been no event, condition or circumstance that would preclude any License from being renewed in the ordinary course (to the extent that such License is renewable by its terms).

(b) Except as disclosed in Section 3.15(b) of the Company Disclosure Schedule, the licensee of each License is in compliance with each License, except where such non-compliance would not reasonably be expected to have a Material Adverse Effect, and has fulfilled and performed all of its material obligations with respect thereto, including all reports, notifications and applications required by the rules, regulations, policies, instructions and orders of the FCC or the State Regulators.

SECTION 3.16 Property; Title to Assets.

(a) Except as set forth in Section 3.16(a) of the Company Disclosure Schedule, the Company and each of its Subsidiaries has good and valid title to, or a valid leasehold interest in (or other right to use), all of their assets free and clear of all Liens, except for Permitted Liens.

(b) The material assets of the Company and its Subsidiaries that are tangible assets of any kind or description are in good working condition, ordinary wear and tear excepted.

(c) The real property demised by the leases described on Section 3.16(c) of the Company Disclosure Schedule (the “Leased Real Property”) constitutes all of the real property leased by the Company and its Subsidiaries.  The Company has prior to the date of this Agreement provided to Parent substantially true, complete and correct copies of the leases for such real property.  Section 3.16(c) of the Company Disclosure Schedule contains a list of all material leases of real property pursuant to which the Company or any Subsidiary leases any of the Real Property to a third party  (collectively, the “Subleases”).

(d) Section 3.16(d) of the Company Disclosure Schedule contains a true, complete and correct description in all material respects of all real property owned by the Company or its Subsidiaries (the “Owned Real Property”, and together with the Leased Real Property, the “Real Property”).  The Company or a Subsidiary has marketable fee simple title to the Owned Real Property, free and clear of all Liens except for Permitted Liens.  The Real Property comprises all real property used in the conduct of the business and operations of the Company and its Subsidiaries as currently conducted.

(e) The Real Property is not the subject of any pending condemnation, eminent domain or inverse condemnation proceedings or any other taking by public authority with or without payment of consideration therefor, nor has any notice of a proposed condemnation or taking been received by the Company or any of its Subsidiaries.

(f) Other than the Subleases, there are no material leases, subleases, licenses, concessions or other Contracts entered into by the Company and its Subsidiaries granting to any Person the right to use or occupy the Real Property and no other Person (other than the Company and its Subsidiaries) is in possession of the Real Property.  Neither Company nor any of its Subsidiaries has granted any Person an option or other right to purchase any of the Owned Real Property.

SECTION 3.17 Insurance.  Except as disclosed in Section 3.17 of the Company Disclosure Schedule, (a) the Company and the Subsidiaries own or hold policies of insurance, or are self-insured, in amounts providing reasonably adequate coverage against all risks customarily insured against by companies in similar lines of business as the Company and the Subsidiaries, and (b) all such material insurance policies are in full force and effect.  Between the Balance Sheet Date and the date of this Agreement, neither the Company nor any Subsidiary has received any written communication notifying the Company or any Subsidiary of any (i) premature cancellation or invalidation of any material insurance policy held by the Company or any Subsidiary (except with respect to policies that have been replaced with similar policies), (ii) refusal of any coverage or rejection of any material claim under any material insurance policy held by the Company or any Company Subsidiary, or (iii) material adjustment in the amount of the premiums payable with respect to any material insurance policy held by the Company or any Subsidiary. As of the date of this Agreement, there is no pending material claim by the Company against any insurance carrier under any insurance policy held by the Company or any Subsidiary.

SECTION 3.18 Compliance with the U.S. Foreign Corrupt Practices Act and Other Applicable Anti-Corruption and Anti-Money Laundering Laws.  Since January 1, 2009, the Company and its Subsidiaries have complied in all material respects with the U.S. Foreign Practices Act of 1977, as amended, UK Bribery Act of 2010, and other anti-corruption Laws in any applicable jurisdiction.  Since January 1, 2009, none of the Company, any of its Subsidiaries, or, to the Knowledge of the Company, any director, officer, agent, employee or other Person acting on behalf of the Company or any of its Subsidiaries has (a) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to any Governmental Authority, or employee thereof, political party or candidate for political office; (b) made any direct or indirect unlawful payment to any Governmental Authority, or employee thereof, or to foreign or domestic political parties or campaigns from corporate funds; or (c) made any bribe, rebate, payoff, influence payment, kickback or other payment, or provided or offered to provide anything of value, to any Governmental Authority, or employee thereof, or any other person, in violation of applicable Laws.  Since January1, 2009, the Company, its Subsidiaries, and their agents have not made any payment, transfer of funds, or otherwise used corporate funds in a manner that violates applicable anti-money laundering Laws, including the U.S. Bank Secrecy Act and Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT) Act of 2001.

SECTION 3.19 Customers and Suppliers.  Section 3.19 of the Company Disclosure Schedule lists (i) the ten (10) largest customers of the Company and its Subsidiaries (determined on the basis of aggregate revenues recognized by the Company and its Subsidiaries over the four consecutive fiscal quarter period ended June 30, 2013) (each a “Major Customer”) and (ii) the ten (10) largest suppliers of the Company and its Subsidiaries (determined on the basis of aggregate purchases made by the Company and its Subsidiaries over the four consecutive fiscal quarter period ended June 30, 2013) (each, a “Major Supplier”).  The Company has not received any written or, to the Knowledge of the Company, oral notice from any Major Customer or Major Supplier that it intends to terminate, or not renew, its relationship with the Company or its Subsidiaries.

SECTION 3.20 Takeover Statutes.  Assuming the representation in Section 4.8 is accurate, the Company Board has taken all actions required to be taken by it to render the restrictions of (i) the “combinations with interested stockholders” statutes set forth in NRS 78.411-78.444, (ii) the “acquisition of controlling interest” statutes set forth in NRS 78.378-78.3793, and any provision of Law relating to any “fair price,” “moratorium,” “control share acquisition,” or other similar antitakeover statute regulation  inapplicable to the Merger.  As of the date hereof, the Company does not have in effect any stockholder rights plan, commonly or colloquially known as a “poison pill”, and the Company Board has not adopted or authorized the adoption of such a plan.

SECTION 3.21 Opinion of Financial Advisor.  The Special Committee and the Company Board have received the opinions of Oberon Securities, LLC and B. Riley & Co., LLC, dated the date of this Agreement, to the effect that, as of such date, and subject to the various assumptions and qualifications set forth therein, the consideration to be received in the Merger by holders of the Company Common Stock is fair from a financial point of view to holders of such shares.  The Company has provided signed copies of such opinions to Parent.

SECTION 3.22 Brokers and Other Advisors.  Except for Oberon Securities, LLC and B. Riley & Co., LLC, the fees and expenses of which will be paid by the Company and the agreements related thereto which will be terminated at the Closing, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses, in connection with the Transactions based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.  The Company has provided to Parent signed copies of the engagement letters with Oberon Securities, LLC and B. Riley & Co., LLC.

SECTION 3.23 FTTP Passings.  Set forth in Section 3.23 of the Company Disclosure Schedule is a schedule of the Company’s cumulative estimate of its approximate number of FTTP Passings, as of September 30, 2013, in (a) Abilene, Texas, (b) Wichita Falls, Texas and (c) those localities serviced by Pride Network, Inc., which estimate is, to the Knowledge of the Company, true, complete and accurate.

SECTION 3.24 No Other Representations or Warranties.  Except for the representations and warranties made by the Company in this Article III, neither the Company nor any other Person makes any representation or warranty with respect to the Company or its Subsidiaries or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects, notwithstanding the delivery or disclosure to Parent or any of its Affiliates or Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing.  Except for the representations and warranties contained in this Article III, the Company hereby disclaims all liability and responsibility for any representation, warranty, projection, forecast, statement, or information made, communicated, or furnished (orally or in writing) to Parent or its Affiliates or Representatives (including any opinion, information, projection, or advice that may have been or may be provided to Parent by any director, officer, employee, agent, consultant, or representative of the Company or any of its Affiliates).  The Company makes no representations or warranties to Parent or Merger Sub regarding the probable success or profitability of the Company.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub jointly and severally represent and warrant to the Company that, except as disclosed in the disclosure schedule delivered by Parent and Merger Sub simultaneously with the execution of this Agreement (the “Parent Disclosure Schedule”) (it being understood that any matter disclosed in the Parent Disclosure Schedule shall be deemed disclosed with respect to any section of this Article IV to which the matter relates to the extent the relevance of such matter to such other section is reasonably apparent on the face of such disclosure):

SECTION 4.1 Organization; Standing.  Parent is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Nevada and Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the State of Nevada.  Each of Parent and Merger Sub has all requisite power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power or authority would not reasonably be expected to impair in any material respect the ability of Parent or Merger Sub to perform its obligations hereunder or prevent or materially delay consummation of the Transactions on a timely basis.  True, complete and correct copies of the certificate of formation, articles of incorporation, bylaws or similar organizational documents of each of Parent and Merger Sub, as in effect as of the date of this Agreement, have previously been made available to the Company, and neither Parent nor Merger Sub is in violation of its organizational or governing documents in any material respect.

SECTION 4.2 Authority; Noncontravention.

(a) Each of Parent and Merger Sub has all necessary limited liability company or corporate power and authority, as applicable, to execute and deliver this Agreement, to perform its respective obligations hereunder and to consummate the Transactions.  The execution, delivery and performance by Parent and Merger Sub of this Agreement, and the consummation by Parent and Merger Sub of the Transactions, have been duly authorized and approved by their respective boards of directors and adopted and approved by Parent as the sole stockholder of Merger Sub, and no other limited liability company or corporate action on the part of Parent or Merger Sub, as applicable, is necessary to authorize the execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by them of the Transactions (other than the filing with the Nevada Secretary of State the Articles of Merger as required by the NRS).  The sole member of Parent and board of directors of Merger Sub have determined that this Agreement and the transactions contemplated hereby, including the Merger, are advisable and in its and Parent’s, as sole stockholder of Merger Sub, best interests, as applicable, and have approved and adopted this Agreement and the transactions contemplated hereby, including the Merger.  Merger Sub has recommended this Agreement to Parent, its sole stockholder, and Parent has approved this Agreement.  This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery hereof by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of them in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b) None of the execution and delivery of this Agreement by Parent or Merger Sub, the consummation by Parent or Merger Sub of the Transactions, or compliance by Parent or Merger Sub with any of the terms or provisions hereof, will (i) conflict with or violate any provision of the certificate of formation, articles of incorporation or bylaws of Parent or Merger Sub or (ii) assuming that the authorizations, consents and approvals referred to in Section 4.3 are obtained and the filings referred to in Section 4.3 are made and any waiting period required thereunder shall have been terminated or expired prior to the Effective Time: (x) violate any Law applicable to Parent, Merger Sub or any of their respective Subsidiaries, or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with or without notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination, amendment or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Parent or Merger Sub under, any of the terms, conditions or provisions of any Contract to which Parent or Merger Sub is a party, or by which they or any of their respective properties or assets may be bound, except for such violations, conflicts, breaches or defaults with respect to clause (ii) as would not reasonably be expected to impair in any material respect the ability of Parent or Merger Sub to perform its obligations hereunder or prevent or materially delay consummation of the Transactions on a timely basis.

SECTION 4.3 Governmental Approvals.  Except for (i) in connection or compliance with the provisions of NRS 92A, (ii) filings required under, and compliance with other applicable requirements of, the HSR Act and any Foreign Antitrust Laws, (iii) the Schedule 13E-3 and (iv) the consents from, or registrations, declarations, notices or filings made to or with the FCC or any Governmental Authority (including any State Regulator) or local cable franchise authorities) (other than with respect to securities, antitrust, competition, trade regulation or similar laws), in each case as may be required in connection with this Agreement, the Merger or the other transactions contemplated by this Agreement and are required with respect to mergers, business combinations or changes in control of telecommunications companies generally, no consents or approvals of, or filings, declarations or registrations with, any Governmental Authority are necessary for the execution, delivery and performance of this Agreement by Parent and Merger Sub or the consummation by Parent and Merger Sub of the Transactions, other than such other consents, approvals, filings, declarations or registrations that, if not obtained, made or given, would not reasonably be expected to impair in any material respect the ability of Parent or Merger Sub to perform its obligations hereunder or prevent or materially delay consummation of the Transactions on a timely basis.

SECTION 4.4 Information Supplied.  Subject to the accuracy of the representations and warranties of the Company set forth in Section 3.9, the information supplied by Parent for inclusion (or incorporation by reference) in the Proxy Statement will not, on the date it is first mailed to stockholders of the Company and at the time of the Company Stockholders Meeting, and the Schedule 13E-3 will not, on each date the Schedule 13E-3 is filed, amended or supplemented, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.  Notwithstanding the foregoing, neither Parent nor Merger Sub makes any representation or warranty with respect to any information supplied by the Company or its Subsidiaries or any of their respective Representatives on behalf of the Company or its Subsidiaries which is contained in or incorporated by reference in the Proxy Statement or the Schedule 13E-3.

SECTION 4.5 Ownership and Operations of Merger Sub.  Parent owns beneficially and of record all of the outstanding capital stock of Merger Sub.  Merger Sub was formed solely for the purpose of engaging in the Transactions, has engaged in no other business activities and has conducted its operations only as contemplated hereby.

SECTION 4.6 Capital Resources.  Parent and Merger Sub collectively will have no later than the date they become due, sufficient cash resources (without giving effect to any unfunded financing regardless of whether any such financing is committed) available to pay all of Parent’s and Merger Sub’s payment obligations under this Agreement (including payment of the aggregate Merger Consideration, aggregate Option Consideration and aggregate Warrant Consideration), perform their obligations under this Agreement and to pay all fees and expenses payable by them in connection with the Transactions.

SECTION 4.7 Limited Guarantee.  Concurrently with the execution of this Agreement, the Guarantor has delivered to the Company the duly executed Limited Guarantee.  The Limited Guarantee is in full force and effect and is the valid, binding and enforceable obligation of the Guarantor (subject to the Bankruptcy and Equity Exception), no event has occurred which, with or without notice, lapse of time or both, would constitute a default on the part of the Guarantor under the Limited Guarantee and there exist no facts or circumstances that are reasonably expected to result in a default on the part of the Guarantor  under the Limited Guarantee.

SECTION 4.8 Ownership of Shares.  Other than Rollover Shares, and except as provided for by this Agreement and the Voting Agreement, none of Parent, Merger Sub or their controlled Affiliates owns (directly or indirectly, beneficially, of record or otherwise) any shares of Company Common Stock, and none of Parent, Merger Sub or their controlled Affiliates holds any rights to acquire or vote any shares of Company Common Stock, as of the date hereof or at any time prior to the time that is immediately prior to the Effective Time.

SECTION 4.9 Certain Arrangements.  There are no Contracts between Parent or Merger Sub on the one hand, and any member of the Company’s management or directors, on the other hand, as of the date hereof that relate in any way to the Company or the Transactions, other than the Voting Agreement and the Rollover Agreement.

SECTION 4.10 Investigations; Litigation.  As of the date hereof, there are no (a) suits, claims, actions, proceedings, arbitrations, mediations or investigations pending or, to the Knowledge of Parent or Merger Sub, threatened against Parent or any of its Subsidiaries, or (b) Orders to which Parent, any of its Subsidiaries, or any of their respective properties is or are subject, in each case, that would reasonably be expected to impair in any material respect the ability of Parent or Merger Sub to perform its obligations hereunder or prevent or materially delay consummation of the Transactions on a timely basis.

SECTION 4.11 Brokers and Other Advisors.  No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent or any of its Subsidiaries.

SECTION 4.12 Parent and Merger Sub Acknowledgements.  Except for the specific representations and warranties expressly made by the Company in Article III of this Agreement, Parent and Merger Sub acknowledge and agree that: (i) the Company is not making and has not made any representation or warranty, expressed or implied, at Law or in equity, in respect of the Company, its Subsidiaries, or any of the Company’s or its Subsidiaries’ respective businesses, assets, liabilities, operations, prospects, or condition (financial or otherwise), including with respect to merchantability or fitness for any particular purpose of any assets, the nature or extent of any liabilities, the prospects of the Company’s or its Subsidiaries’ respective businesses, the effectiveness or the success of any operations, or the accuracy or completeness of any confidential information memoranda, documents, projections, material or other information (financial or otherwise) regarding the Company or any of its Subsidiaries furnished to Parent, Merger Sub or their Representatives or made available to Parent, Merger Sub or their Representatives in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Transactions, or in respect of any other matter or thing whatsoever; and (ii) no director, officer, agent, representative or employee of the Company or any of its Subsidiaries has any authority, express or implied, to make any representations, warranties or agreements not specifically set forth in this Agreement and subject to the limited remedies herein provided.

SECTION 4.13 No Other Representations or Warranties.  Except for the representations and warranties contained in this Article IV, the Company acknowledges that none of Parent, Merger Sub or any other person on behalf of Parent or Merger Sub makes any other express or implied representation or warranty with respect to Parent or Merger Sub or with respect to any other information provided to the Company.

ARTICLE V

ADDITIONAL COVENANTS AND AGREEMENTS

SECTION 5.1 Conduct of Business.  Except as contemplated or permitted by this Agreement, as required by applicable Law or as contemplated by Section 5.1 of the Company Disclosure Schedule, during the period from the date of this Agreement until the Effective Time, unless Parent otherwise consents (the granting or denial of such consent not to be unreasonably delayed):

(a) The Company shall, and shall cause each of its Subsidiaries to, conduct its business in the ordinary course and the Company shall use commercially reasonable efforts (i) to preserve substantially intact its business organization, (ii) to preserve in all material respects its present relationships and goodwill with customers, suppliers and other persons with which it has material business relations, (iii) manage its working capital in the ordinary course of business consistent with past practice, (iv) comply in all material respects with the terms of all Material Contracts, (v) to keep available the services of its officers, employees, consultants and independent contractors, and (vi) to take all actions set forth in Section 5.1(a) of the Company Disclosure Schedule.

(b) The Company shall not, and shall cause each of its Subsidiaries not to:

(i) (A) issue, sell, grant, pledge, dispose of, transfer, encumber, or accelerate the vesting or amend the terms of (or authorize the same) any shares (including, without limitation, any incentive awards settleable in shares or in cash or other property determined by reference to the value of shares) of its capital stock, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for any shares of its capital stock, or any rights, warrants or options to purchase any shares of its capital stock, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for, any shares of its capital stock, provided, that the Company may issue shares of Company Common Stock upon the exercise of Options and/or Warrants that are outstanding on the date of this Agreement and set forth in Section 5.1(b)(i) of the Company Disclosure Schedule; (B) redeem, purchase or otherwise acquire, or offer to redeem, purchase or otherwise acquire, any of its outstanding shares of capital stock, or any rights, warrants or options to acquire any shares of its capital stock, except (x) pursuant to commitments listed in Section 5.1(b)(i) of the Company Disclosure Schedule in effect as of the date hereof or (y) in connection with withholding to satisfy tax obligations with respect to options, acquisitions in connection with the forfeiture of equity awards, or acquisitions in connection with the net exercise of options; (C) other than dividends and distributions by a wholly owned Subsidiary of the Company to the Company or any direct or indirect wholly owned Subsidiary of the Company, declare, set aside for payment or pay any dividend on, or make any other distribution in respect of, any shares of its capital stock; or (D) split, combine, subdivide or reclassify any shares of its capital stock;

(ii) incur any Indebtedness except for (i) borrowings incurred pursuant to existing credit facilities, (ii) inter-company borrowings between or among the Company and/or one or more of its Subsidiaries, (iii) any Indebtedness incurred to replace, renew, extend, refinance or refund any existing Indebtedness of the Company or any of its Subsidiaries on substantially the same or more favorable terms to the Company or its Subsidiaries than such existing Indebtedness, or (iv) borrowings pursuant to a Rural Utilities Service loan, or application therefore, on substantially the same economic terms to the Company and its Subsidiaries as their existing financings (other than with respect to grants related thereto) with the Rural Utilities Service (and a copy or copies of which shall be made available to Parent prior to the Closing Date);

(iii) (A) pre-pay any long-term debt unless in conjunction with remaining in compliance of a consolidated coverage ratio under such facility; or (B) waive, release, pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, contingent or otherwise); provided, for the avoidance of doubt, that any scheduled payments of principal and interest on the Company’s bonds listed on the TASE made as and when due pursuant to the terms of such bonds shall be treated as payments made in the ordinary course of business;

(iv) make any loans, advances or capital contributions to, or investments in, any other Person (other than (A) to the Company or any of its Subsidiaries, (B) accounts receivable and extensions of credit and (C) advances of expenses to employees, in each case in the ordinary course of business consistent with past practice);

(v) sell, pledge, mortgage, transfer, lease, license, allow the expiration or lapse of, guarantee, subject to any Lien, encumber, or otherwise dispose of (whether by merger, consolidation or acquisition of stock or assets or otherwise) any Person or any of the properties, rights or assets of the Company and its Subsidiaries, except (A) sales, leases and rentals and other dispositions to customers that are not material to the Company and its Subsidiaries, taken as a whole, (B) pursuant to Contracts in force on the date of this Agreement listed in Section 5.1(b)(v) of the Company Disclosure Schedule, (C) dispositions of obsolete or worthless assets in the ordinary course of business consistent with past practice or (D) transfers among the Company and its wholly owned Subsidiaries;

(vi) make, or become legally committed to make, any new capital expenditures in excess of $500,000 in the aggregate for the Company and its Subsidiaries, taken as a whole, except as contemplated in the Company’s capital expenditure budget made available to Parent and as necessary to fulfill its capital expenditure requirements under the Company’s outstanding loans with the Rural Utilities Service;

(vii) acquire (including by merger, consolidation or acquisition of stock or assets or otherwise) any Person or purchase substantially all the assets of any Person or any business, division or material asset of any Person, other than purchases of inventory and other assets (except capital assets, the permitted expenditures for which are addressed in Section 5.1(b)(vi)) in the ordinary course of business consistent with past practice or pursuant to existing Contracts that have been made available to Parent prior to the date hereof;

(viii) (A) increase the compensation or fringe benefits of any of its present or former directors, officers or employees, other than increases in salaries for non-executive (which shall mean positions below the level of vice-president) employees made in the ordinary course of business consistent with past practice; provided, that payments of non-discretionary bonuses earned but unpaid as of the date of this Agreement shall not constitute an increase in compensation; (B) extend an offer of employment to, or hire, (1) a candidate for an executive position (which shall mean the title of vice president or above) with the Company or its Subsidiaries, or terminate an employee in such a position other than for “cause”, or (2) any candidate for employment with the Company or its Subsidiaries in a non-executive position, other than offers or hires made in the ordinary course of business consistent with past practice; (C) amend the title or scope of responsibilities of any executive officer; (D) except as set forth in Section 5.1(b)(viii) of the Company Disclosure Schedule, grant or agree to grant any severance or termination pay to any present or former director, officer, or employee of the Company or its Subsidiaries; (E) establish, adopt, enter into, amend, or terminate, or increase or accelerate the contributions with respect to, any Company Plan, or any plan, agreement, program, policy, trust, fund, or other arrangement that would be a Company Plan if it were in existence as of the date of this Agreement; or (F) award any discretionary bonus payment or bonus opportunity, or waive or deem satisfied the performance requirements applicable to any outstanding bonus award unless such performance requirements are actually satisfied in accordance with the terms of the applicable bonus award; except, in each of clauses (A) through (F), other than as required pursuant to applicable Law or the terms of a Company Plan or Contract in effect on the date of this Agreement and set forth in Section 3.11 of the Company Disclosure Schedule;

(ix) except with respect to the Option Consideration, communicate with employees of the Company or any of its Subsidiaries regarding the compensation, benefits or other treatment that they will receive in connection with the Merger, unless any such communications are consistent with prior directives or documentation provided to the Company by Parent (in which case, the Company shall provide Parent with prior notice of and the opportunity to review and comment upon any such communications);

(x) except as set forth in Section 5.1(b)(x) of the Company Disclosure Schedule, (A) modify, amend, or terminate any Company Material Contract or enter into any contract that would be a Company Material Contract if entered into prior to the date hereof or (B) waive or assign any of its rights or claims under a Company Material Contract or contract that would be a Company Material Contract if entered into prior to the date hereof, in each case except in the ordinary course of business consistent with past practice;

(xi) (A) make, change or revoke any material election concerning Taxes or Tax Returns, (B) settle or compromise any material Tax claim or liability, (C) change (or make a request to any Governmental Authority to change) any method of accounting or annual accounting period for Tax purposes, (D) surrender any claim for a material refund of Taxes, (E) enter into any closing agreement relating to any Tax, (F) file any amended Tax Return or (G) waive or extend the statute of limitations in respect of any Tax;

(xii) make any material changes in financial accounting methods, principles or practices (or change an annual accounting period), except insofar as may be required by a change in GAAP, any rule or regulation promulgated by the SEC or any other applicable Law;

(xiii) materially amend the Company Charter Documents;

(xiv) adopt or enter into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries;

(xv) enter into any agreement, understanding, or commitment that restrains, limits or impedes the Company’s or any of its Subsidiaries’ ability to compete with or conduct any business or line of business, including geographic limitations on the Company’s or any of its Subsidiaries’ activities;

(xvi) except as set forth on Section 5.1(b)(xvi) of the Company Disclosure Schedule, pay, discharge, settle, or satisfy any material claims against the Company or any of its Subsidiaries (including claims of stockholders relating to this Agreement or the Transactions), other than the payment, discharge, settlement, or satisfaction of claims that involve only the payment of monetary damages not in excess of $150,000 individually or $400,000 in the aggregate and without the imposition of equitable relief on, or the admission of wrongdoing by, the Company or any of its Subsidiaries;

(xvii) assign, transfer, lease, cancel, fail to renew or fail to extend any material License issued by the FCC or any State Regulator; or

(xviii) authorize or agree to take any of the foregoing actions prohibited by this Section 5.1(b).

SECTION 5.2 Preparation of the Proxy Statement.

(a) As soon as practicable following the date of this Agreement (but in no event later than twenty-five (25) calendar days after the date of this Agreement), the Company shall, with the assistance of Parent, prepare and file the Proxy Statement with the SEC, and Parent and the Company shall prepare and file the Schedule 13E-3 with the SEC.  Parent, Merger Sub and the Company will cooperate with each other in the preparation of the Proxy Statement and the Schedule 13E-3.  Parent and Merger Sub shall provide to the Company any information concerning Parent and its Affiliates reasonably required for inclusion in the Proxy Statement and Schedule 13E-3.  The Company shall thereafter use its reasonable best efforts to respond as promptly as practicable to any comments of the SEC with respect to the Proxy Statement and the Schedule 13E-3 and to cause the Proxy Statement (in definitive form as contemplated by Rule 14a-3 promulgated under the Exchange Act substantially in the form previously cleared or filed with the SEC, as the case may be) to be filed with the SEC and sent to the stockholders of the Company, together with a copy of the Schedule 13E-3, as promptly as practicable after the Proxy Statement and Schedule 13E-3 are cleared by the SEC (the “SEC Clearance Date”); provided, that if the SEC has failed to affirmatively notify the Company on or before ten (10) calendar days after the filing of the preliminary Proxy Statement and the Schedule 13E-3 with the SEC that it will not review the preliminary Proxy Statement and the Schedule 13E-3, then such tenth (10th) day shall be the “SEC Clearance Date”.  The Proxy Statement shall include the Company Board Recommendation.  Notwithstanding the foregoing, prior to filing the Proxy Statement and the Schedule 13E-3 (or any amendment or supplement thereto) or responding to any comments of the SEC (or the staff of the SEC) with respect thereto, the Company shall provide Parent a reasonable opportunity to review and comment on such document or response and shall give due consideration to including in the Proxy Statement and the Schedule 13E-3 (or any amendment or supplement to the foregoing) and/or response comments reasonably and timely proposed by Parent.

(b) Each of the Company and Parent shall as soon as reasonably practicable notify the other upon the receipt of any comments from the SEC or its staff or any request from the SEC or its staff for amendments or supplements to the Proxy Statement or the Schedule 13E-3 or for additional information and shall provide such other party with copies of all correspondence between such party and its Representatives, on the one hand, and the SEC and its staff, on the other hand.  In the event that the Company or Parent receives any comments from the SEC or its staff or any request from the SEC or its staff for amendments or supplements to the Proxy Statement or the Schedule 13E-3, each such party shall promptly provide to the other any information or assistance as may reasonably be requested by the other party in connection with the response to such comments or such request.  As promptly as reasonably practicable after comments are received from the SEC and after the furnishing by the Company and Parent of all information required to be contained therein, the Company shall, in consultation with Parent, prepare and file any required amendments to the Proxy Statement or the Schedule 13E-3 with the SEC.

(c) If at any time prior to the Effective Time, any information should be discovered by any party hereto which should be set forth in an amendment or supplement to the Proxy Statement or the Schedule 13E-3 so that the Proxy Statement or the Schedule 13E-3 would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and, to the extent required by applicable Law, an appropriate amendment or supplement describing such information shall be promptly filed by the Company with the SEC and, to the extent required by applicable Law, disseminated by the Company to the stockholders of the Company.

(d) In complying with the provisions of this Section 5.2, the Company shall ensure compliance with the Israeli Securities Law and the rules of the TASE, including filing of all necessary filings with the ISA and the TASE and including handling in the manner prescribed above any comments received from the ISA or the TASE, to the extent received.

SECTION 5.3 Stockholders’ Meeting.  As soon as practicable following the SEC Clearance Date (but in no event later than five (5) Business Days thereafter), the Company shall establish a record date for purposes of determining stockholders entitled to notice of and to vote at the Company Stockholders Meeting (the “Record Date”).  Once the Company has established the Record Date, the Company shall consult with Parent prior to changing the Record Date or establishing a different record date for the Company Stockholders Meeting, unless required to do so by applicable Law, the NYSE MKT LLC or the TASE.  The Company shall, as soon as practicable following the SEC Clearance Date (but in no event later than thirty-five (35) calendar days following the SEC Clearance Date), duly call, give notice of, convene and hold a meeting of its stockholders (the “Company Stockholders Meeting”) for the purpose of obtaining the Company Stockholder Approval; provided, however, that the Company Stockholders Meeting may be delayed for up to ten (10) calendar days if the Company Board determines (after consultation with outside counsel and upon recommendation of the Special Committee) that the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law.  Subject to Section 5.4(d) hereof, the Company Board shall make the Company Board Recommendation.  Notwithstanding any Company Adverse Recommendation Change, unless this Agreement is validly terminated pursuant to, and in accordance with Article VII, this Agreement shall be submitted to the Company’s stockholders for the purpose of seeking the Company Stockholder Approval.  The Company shall, upon the reasonable request of Parent, use its reasonable best efforts to advise Parent during the last ten (10) Business Days prior to the date of the Company Stockholder Approval regarding proxies received to date.  Without the prior written consent of Parent, the adoption of this Agreement and the Transactions (including the Merger) shall be the only matter (other than procedural matters) which the Company shall propose to be acted on by the stockholders of the Company at the Company Stockholders Meeting.  The Company may adjourn or postpone the Company Stockholders Meeting (i) to the extent necessary to ensure that any required (as determined by the Company Board in good faith after consultation with outside legal counsel) supplement or amendment to the Proxy Statement is provided to the Company’s stockholders, (ii) if as of the time for which the Company Stockholders Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct business at such meeting, (iii) to allow additional solicitation of votes in order to obtain the Company Stockholder Approval or (iv) with the consent of Parent; provided, that no adjournment may be to a date on or after three (3) Business Days prior to the Expiration Date.

SECTION 5.4 Non-Solicitation; Superior Proposal.

(a) Notwithstanding anything to the contrary contained in this Agreement, during the period beginning on the date of this Agreement and continuing until 12:01 a.m. (New York time) on the 30th calendar day after the date of this Agreement (the “Go-Shop Period End Date”), the Company and its Subsidiaries and their Representatives shall have the right, under the direction of the Special Committee, to (i) initiate, solicit and encourage any inquiry or the making of any proposal or offer that constitutes a Takeover Proposal, including by providing information (including non-public information and data) regarding, and affording access to the business, properties, assets, books, records and personnel of, the Company and its Subsidiaries to any Person pursuant to an Acceptable Confidentiality Agreement; provided that the Company shall promptly (and in any event within twenty-four (24) hours) make available to Parent any material non-public information concerning the Company or its Subsidiaries that is provided to any Person given such access that was not previously made available to Parent, and (ii) engage in, enter into, continue or otherwise participate in any discussions or negotiations with any Persons or group of Persons with respect to any Takeover Proposals and cooperate with or assist or participate in or facilitate any such inquiries, proposals, discussions or negotiations or any effort or attempt to make any Takeover Proposals. No later than one (1) Business Day after the Go-Shop Period End Date, the Company shall provide to Parent (i) a list of all Persons from whom the Company received, after the date hereof and prior to the Go-Shop Period End Date, a written Takeover Proposal that the Company Board determines (after consultation with independent financial advisors and outside legal counsel and upon recommendation thereof by the Special Committee) is bona fide and constitutes, or would be reasonably expected to result in, a Superior Proposal (each, a “Go-Shop Excluded Party”) and (ii) the terms and conditions of any such Takeover Proposal (including, if applicable, unredacted copies of the relevant proposed transaction agreements and copies, with such redactions as may be customary and required in order to comply with confidentiality obligations, of any financing commitments relating thereto).

(b) Except as expressly permitted by this Section 5.4 (including the last sentence of Section 5.4(c)), from and after the Go-Shop Period End Date until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article VII,  the Company shall, and shall cause each of its Subsidiaries to, use its reasonable best efforts to cause each of its Representatives (i) to immediately cease any discussions or negotiations with any Persons that may be ongoing with respect to a Takeover Proposal; and (ii) not to (A) solicit, initiate or knowingly facilitate or encourage any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, a Takeover Proposal, (B) engage in, continue or otherwise participate in any discussions or negotiations regarding a Takeover Proposal, (C) otherwise knowingly facilitate any effort or attempt to make a Takeover Proposal or (D) enter into any letter of intent, agreement or agreement in principle with respect to a Takeover Proposal (other than an Acceptable Confidentiality Agreement as permitted in accordance with Section 5.4(a)).

(c) Notwithstanding anything to the contrary contained in Section 5.4(b), if at any time following the Go-Shop Period End Date and prior to, but not after, obtaining the Company Stockholder Approval, the Company has received a written Takeover Proposal that did not result from a breach of this Section 5.4 from a third party, the Company and its Representatives may (A) furnish any information with respect to the Company and its Subsidiaries to the Person making such Takeover Proposal and (B) participate in discussions or negotiations with the Person making such Takeover Proposal regarding such Takeover Proposal; provided, that the Company will not, and will use its reasonable best efforts to cause its Representatives not to, disclose any non-public information to such Person without entering into an Acceptable Confidentiality Agreement, and the Company will promptly (and in any event within twenty-four (24) hours) provide to Parent a copy of any material non-public information not previously provided to Parent (or its Representatives), if and only to the extent that, in each such case referred to in clause (A) or (B) above, the Company Board has determined in good faith (after consultation with independent financial advisors and outside legal counsel and upon recommendation thereof by the Special Committee) that such Takeover Proposal constitutes or would reasonably be expected to lead to a Superior Proposal.  From and after the Go-Shop Period End Date, the Company shall promptly (and in any event within two (2) Business Days) provide to Parent, with respect to any Takeover Proposal, the material terms and conditions of any such Takeover Proposal (including, if applicable, unredacted copies of the relevant proposed transaction agreements and copies, with such redactions as may be customary and required in order to comply with confidentiality obligations, of any financing commitments relating thereto).  Following the Go-Shop Period End Date, the Company shall keep Parent reasonably informed of the status and terms of any Takeover Proposal (including any amendments thereto) and the discussions and negotiations relating thereto.  Notwithstanding the foregoing, from and after the commencement of the Go-Shop Period End Date and for a period of ten (10) calendar days thereafter, the Company may continue to engage in the activities described in Section 5.4(a) (subject to the limitations and obligations set forth therein) with respect to, and the restrictions in Section 5.4(b) shall not apply to, any Go-Shop Excluded Party (but only for so long as such Person or group is a Go-Shop Excluded Party), including with respect to any amended or modified Takeover Proposal submitted by any Go-Shop Excluded Party following the Go-Shop Period End Date (but, for the avoidance of doubt, prior to the expiration of such ten (10) calendar day period) that is bona fide and constitutes, or would be reasonably expected to result in, a Superior Proposal.

(d) Except as expressly permitted by this Section 5.4(d), the Company Board shall not (i)(A) withhold, withdraw, qualify or modify, or publicly propose to withdraw, qualify or modify, in a manner adverse to Parent, the recommendation by the Company Board that stockholders of the Company adopt this Agreement (the “Company Board Recommendation”), (B) publicly recommend to the stockholders of the Company or approve a Takeover Proposal, or (C) fail to publicly reaffirm the Company Board Recommendation within five (5) Business Days after Parent so requests at any time when a Takeover Proposal shall have been made and not publicly rejected by the Company Board (provided, however, that such five (5) Business Days period shall be extended for an additional three (3) Business Days following any material modification to such Takeover Proposal occurring after the receipt of Parent’s request), provided that notwithstanding the foregoing, in no event shall the Company Board fail to publicly reaffirm the Company Board Recommendation when obligated pursuant to this clause (i)(C) at least twenty-four (24) hours prior to the Company Stockholders Meeting, (ii) approve or recommend, or publicly propose to approve or recommend, any Takeover Proposal or any letter of intent or agreement in principle with respect to a Takeover Proposal, (iii) agree or resolve to take, or publicly announce any intention to take, any of the actions set forth in clauses (i) and (ii) above (any action described in clauses (i) through (iii) being referred to as a “Company Adverse Recommendation Change”), or (iv) authorize, cause or permit the Company or any of its Subsidiaries to enter into any merger, acquisition or similar agreement with respect to any Takeover Proposal (other than an Acceptable Confidentiality Agreement) (each, a “Company Acquisition Agreement”).  Notwithstanding the foregoing, at any time prior to obtaining the Company Stockholder Approval, (i) the Company Board may make a Company Adverse Recommendation Change if the Company Board determines in good faith (after consultation with outside legal counsel and upon the recommendation of the Special Committee), in response to a material development or change in material circumstances not relating to any Takeover Proposal, which development or change first occurred or arose after the date hereof and the existence and material consequences of which development or change were not known by the Company Board at or prior to the date hereof (such facts, circumstances or changes, an “Intervening Event”), that failure to make a Company Adverse Recommendation Change on account of such Intervening Event would be inconsistent with its fiduciary duties under applicable Law (other than because the Company has received a Superior Proposal), or  (ii) if the Company Board receives a Takeover Proposal that such Board determines in good faith, after consultation with independent financial advisors and outside legal counsel and upon recommendation thereof by the Special Committee, that (A) such Takeover Proposal constitutes a Superior Proposal, (B) failure to enter into a Company Acquisition Agreement with respect to such Superior Proposal would be inconsistent with the directors’ fiduciary duties under applicable Law and (C) such Superior Proposal did not result from a breach of this Agreement, then the Company Board shall have the right to, in response to such Superior Proposal, enter into such Company Acquisition Agreement with respect to such Superior Proposal if the Company shall have concurrently with entering into such Company Acquisition Agreement terminated this Agreement pursuant to Section 7.1(d)(ii) and paid to Parent the Termination Fee set forth in and pursuant to the terms of Section 7.3; provided that prior to taking any action pursuant to clause (ii), (w) the Company shall have provided at least four (4) Business Days prior written notice to Parent of the intention to take such action (which notice shall include an unredacted copy of the Superior Proposal, an unredacted copy of the relevant proposed transaction agreements and a copy, with such redactions as may be customary and required in order to comply with confidentiality obligations, of any financing commitments relating thereto), (x) during such four (4) Business Day period, the Company negotiates with Parent to make such adjustments to the terms and conditions of this Agreement and the Limited Guarantee as would enable the parties to proceed with the transactions contemplated herein on such adjusted terms, (y) following the end of such notice period, the Company Board shall have considered in good faith any proposed revisions to this Agreement and the Limited Guarantee and shall have determined that the Superior Proposal would continue to constitute a Superior Proposal if such revisions were to be given effect, and (z) in the event of any material change to the material terms of such Superior Proposal, the Company shall, in each case, have delivered to Parent an additional notice consistent with that described in clause (w) above and the notice period shall have recommenced, provided the advance notice period shall be two (2) Business Days (unless the initial four (4) Business Day period has not concluded, in which case such notice period shall be at least three (3) Business Days after such additional notice).

(e) Notwithstanding Section 5.4(d), the Company Board may not make a Company Adverse Recommendation Change in response to an Intervening Event unless:

(i) the Company provides Parent with written information describing such Intervening Event in reasonable detail as soon as reasonably practicable after becoming aware of it;

(ii) the Company notifies Parent in writing at least four (4) Business Days before making a Company Adverse Recommendation Change with respect to such Intervening Event of its intention to do so and specifying the reasons therefor; and

(iii) if Parent makes a proposal during such four (4) Business Day period to adjust the terms and conditions of this Agreement and the Limited Guarantee, the Company Board negotiates in good faith with Parent and, after taking into consideration the adjusted terms and conditions of this Agreement and the Limited Guarantee as proposed by Parent, continues to determine in good faith (after consultation with outside legal counsel) that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law.

(f) For purposes of this Agreement:

“Takeover Proposal” means any inquiry, proposal or offer from any Person or group of Persons (other than Parent and its Subsidiaries) related to, or that could reasonably be expected to lead to, any (A) direct or indirect merger, consolidation, share exchange, business combination, recapitalization, asset sale or similar transaction involving an acquisition of the Company and its Subsidiaries (including securities of Subsidiaries) equal to 20% or more of the consolidated total assets of the Company and its Subsidiaries or to which 20% or more of the Company’s net revenues or net income on a consolidated basis are attributable, (B) direct or indirect acquisition of 20% or more of the outstanding equity securities of the Company, (C) tender offer or exchange offer that if consummated would result in any Person beneficially owning 20% or more of the outstanding equity securities of the Company or (D) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company; in each case, other than the Merger and the Transactions.

“Superior Proposal” means a bona fide written Takeover Proposal (with the percentages set forth in the definition of such term changed from 20% to 51%) that the Company Board determines in good faith (after consultation with its independent financial and outside legal advisors) (A) is reasonably likely to be consummated in accordance with its terms, considering such factors that the Board of Directors considers to be appropriate and (B) that, if consummated, would result in a transaction more favorable to the Company’s stockholders (solely in their capacity as such) from a financial point of view than the Merger and the other Transactions (after giving effect to any revisions to the terms of this Agreement proposed by Parent in response to such proposal or otherwise).

(g) Nothing in this Section 5.4 shall prohibit the Company Board, the Special Committee or any other committee of the Company Board from complying with its disclosure obligations under U.S. federal or state Law with regard to a Takeover Proposal, including taking and disclosing to the Company’s stockholders a position contemplated by Rule 14d-9, Rule 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, or other applicable Law (or any similar communication to stockholders in connection with the making or amendment of a tender offer or exchange offer), if such Board or committee determines, after consultation with outside counsel, that failure to so disclose such position would be reasonably likely to constitute a violation of applicable Law or a breach of the fiduciary duties of the Company Board arising thereunder; provided, however, that except as set forth in the last sentence of this Section 5.4(g), nothing in this Section 5.4(g) shall preclude any disclosure permitted by this Section from constituting a Company Adverse Recommendation Change, if applicable.  It is understood and agreed that, for purposes of this Agreement (including Article VII), a factually accurate public statement by the Company that describes the Company’s receipt of a Takeover Proposal and the operation of this Agreement with respect thereto, or any “stop, look and listen” communication by the Company Board pursuant to Rule 14d-9(f) of the Exchange Act, or any similar communication to the stockholders of the Company, shall not constitute a Company Adverse Recommendation Change or a proposal by the Company Board to withdraw or modify such board’s recommendation of this Agreement or the Transactions.

(h) The Company acknowledges and agrees that any violation of the restrictions set forth in this Section 5.4 by any Subsidiary or Representative of the Company shall be a breach of this Section 5.4 by the Company.

SECTION 5.5 Commercially Reasonable Efforts.

(a) Subject to the terms and conditions of this Agreement, each of the parties hereto shall cooperate with the other parties and use (and shall cause their respective Subsidiaries to use) their respective commercially reasonable efforts to promptly (i) take, or cause to be taken, all actions, and do, or cause to be done, all things, necessary, proper or advisable, under applicable Law, to cause the conditions to Closing to be satisfied as promptly as practicable and to consummate and make effective, in the most expeditious manner practicable, the Transactions, including preparing and filing promptly and fully all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents (including any required or recommended filings under applicable Antitrust Laws), and (ii) obtain all approvals, consents, waivers, registrations, permits, authorizations, payoff letters and other confirmations from any Governmental Authority or third party necessary, proper or advisable to consummate the Transactions, including, for the avoidance of doubt, those consents and approvals set forth in Section 5.5(a) of the Company Disclosure Schedule.

(b) In furtherance and not in limitation of the foregoing, (i) each party hereto agrees to make and effect as promptly as reasonably practicable all registrations, filings and submissions required to be made or effected by it pursuant to the Antitrust Laws, the Exchange Act, the Israeli Securities Law and any other applicable Law with respect to the Transactions, including the making of an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Transactions within ten (10) Business Days of the date hereof, the supply as promptly as practicable of any additional information and documentary material that may be requested pursuant to the HSR Act and the use of its commercially reasonable efforts to take, or cause to be taken, all other actions consistent with this Section 5.5 necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act (including any extensions thereof) as soon as practicable; and (ii) the Company and Parent shall each use its commercially reasonable efforts to (x) take all action necessary to ensure that no state takeover statute or similar Law is or becomes applicable to any of the Transactions and (y) if any state takeover statute or similar Law becomes applicable to any of the Transactions, take all action necessary to ensure that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise minimize the effect of such Law on the Transactions.

(c) Each of the parties hereto shall use its commercially reasonable efforts to (i) cooperate in all respects with each other in connection with any filing or submission with a Governmental Authority in connection with the Transactions and in connection with any investigation or other inquiry by or before a Governmental Authority relating to the Transactions, including any proceeding initiated by a private party, and (ii) to the extent permitted by Law, keep the other party informed in all material respects and on a reasonably timely basis of any material communication received by such party from, or given by such party to, the Federal Trade Commission, the Antitrust Division of the Department of Justice or any other Governmental Authority and of any material communication received or given in connection with any proceeding by a private party, in each case regarding any of the Transactions to the extent that such information does not involve competitively sensitive information or information about Parent’s and Merger Sub’s plans, projections, presentations, goals or similar information regarding the future operation, growth, development, management or other aspects of Parent’s potential control over the business of the Company.  Subject to applicable Laws relating to the exchange of information, each party hereto shall consult and cooperate with the other parties and will consider in good faith the views of the other parties in connection with any analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with any such request, inquiry, investigation, action or other legal proceeding.  In addition, except as may be prohibited by any Governmental Authority or by Law, in connection with any such request, inquiry, investigation, action or other legal proceeding, each party hereto may permit authorized Representatives of the other parties (x) to be present at each meeting or conference with a representative of a Governmental Authority relating to such request, inquiry, investigation, action or other legal proceeding and (y) to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Authority in connection with any such request, inquiry, investigation, action or other legal proceeding.

(d) In furtherance and not in limitation of the covenants of the parties contained in this Section 5.5, each of the parties hereto shall use its commercially reasonable efforts to resolve such objections, if any, as may be asserted by a Governmental Authority or other Person with respect to the Transactions.  Without limiting any other provision hereof, Parent and the Company shall each use its commercially reasonable efforts to (i) avoid the entry of, or to have vacated or terminated, any decree, order or judgment that would restrain, prevent or delay the consummation of the Transactions, on or before the Expiration Date, including by defending through litigation on the merits any claim asserted in any court by any Person, and (ii) avoid or eliminate each and every impediment under any Antitrust Law that may be asserted by any Governmental Authority with respect to the Transactions so as to enable the consummation of the Transactions to occur as soon as reasonably possible (and in any event no later than the Expiration Date).  Notwithstanding the foregoing, in no event shall the Company or Parent, or any of their respective Subsidiaries or Affiliates, be required to (i) sell, divest or otherwise dispose of or hold separate any assets or businesses of Parent, the Company or the Surviving Corporation (or any of their Subsidiaries); (ii) cause any contractual or business relationship between Parent, any of Parent’s Affiliates, the Company or any Subsidiary of the Company and any other Person to be terminated or modified; or (iii) otherwise take or commit to take actions that limit Parent’s, the Company’s or the Surviving Corporation’s (or any of their respective Subsidiaries’) freedom of action with respect to, or their ability to retain, one or more of their businesses, product lines or assets, in each case, as may be required in order to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order, or other Order in any suit or proceeding, which would otherwise have the effect of preventing or materially delaying the consummation of the Transactions.

(e) The Company agrees to use its commercially reasonable efforts to provide, and cause its Representatives to use their respective reasonable best efforts to provide, such cooperation or assistance with the Financing as is reasonably requested by Parent.  Without limitation of the foregoing, the Company shall provide all cooperation reasonably requested by Parent in connection with the Financing, including, without limitation:  (i) providing all information reasonably requested by Parent or the providers of the Financing in connection therewith; (ii) cause officers and employees of the Company and its Subsidiaries to participate in a reasonable number of due diligence sessions, management presentations and drafting sessions; (iii) obtaining comfort letters from and otherwise securing the cooperation of the accountants and independent auditors of the Company and its Subsidiaries (including requesting any consents of accountants for use of their reports in any materials relating to the Financing and the delivery of one or more customary representation letters); (iv) providing assistance in obtaining any consents, waivers, estoppels, approvals, authorizations and instruments of third parties, if and to the extent reasonably necessary in connection with the Financing; (v) providing such financial and other information, if and to the extent reasonably necessary for the consummation of the Financing prior to Closing; (vi) using commercially reasonable efforts to cooperate with respect to matters relating to pledges of collateral to take effect at the consummation of Closing in connection with the Financing; and (vii) assisting in the preparation of, and causing the Company and its Subsidiaries to execute and deliver in a timely manner, credit, indemnification and other definitive financing agreements and other certificates and documents, including, without limitation, lien waivers, estoppels, solvency certificates, legal opinions, officers’ certificates demonstrating compliance with restrictive covenants, consents, pledge and security documents and perfection certificates, as may be reasonably requested in connection with the foregoing; provided, however, that neither the Company nor any of its Subsidiaries shall be required to execute any agreements, certificates and documents prior to the consummation of the Closing unless such agreements, certificates and documents shall only be effective upon the consummation of the Closing.  Notwithstanding anything to the contrary contained in this Section 5.5(e), (i) nothing in this Section 5.5(e) shall require any such cooperation or assistance to the extent that it would (v) require the Company or its Subsidiaries or any of their Representatives to waive or amend any terms of this Agreement or agree to pay any commitment or other fees or reimburse any expenses prior to the Closing Date, or incur any liability or give any indemnities or otherwise commit to take any similar action, in each case that is not contingent upon the Closing, (w) unreasonably interfere with the ongoing business or operations of the Company and its Subsidiaries, (x) require the Company or its Subsidiaries to take any action that will conflict with or violate the Company’s or its Subsidiaries’ organizational documents or any Laws or result in a violation or breach, default or event of default under, any Contract to which the Company or any of its Subsidiaries is a party, (y) result in any officer or director of the Company or its Subsidiaries incurring any personal liability with respect to any matters relating to the Financing or (z) require the Company or its Subsidiaries to enter into any financing or purchase agreement for the Financing that would be effective prior to the Closing Date, and (ii) no liability or obligation of the Company or its Subsidiaries or any of their senior management, agents or representatives, as applicable, under any agreement entered into in connection with the Financing shall be effective until the Closing Date.  In the event that this Agreement is terminated pursuant to Section 7.1(d)(i) or 7.1(d)(iii), Parent shall, promptly upon request by the Company, reimburse the Company for all out-of-pocket fees, costs and expenses (including legal fees) incurred by the Company or its Subsidiaries in connection with the cooperation or assistance contemplated by this Section 5.5(e) and shall indemnify and hold harmless the Company and its Subsidiaries and their Representatives from and against any and all losses suffered or incurred by them in connection with the cooperation or assistance contemplated by this Section 5.5(e) in arranging the Financing (other than to the extent such losses arise from the breach by the Company of its obligations hereunder) and any information utilized in connection therewith.

SECTION 5.6 Public Announcements.  The initial press release with respect to the execution of this Agreement shall be a joint press release to be reasonably agreed upon by Parent and the Company.  Thereafter, so long as this Agreement remains in effect and except as set forth in Section 5.4, neither the Company nor Parent shall issue or cause the publication of any press release or other public announcement (to the extent not previously issued or made in accordance with this Agreement) with respect to the Merger, this Agreement or the other Transactions without the prior consent of the other party (which consent shall not be unreasonably withheld or delayed after such party has had a reasonable opportunity to review and comment upon such press release or other public announcement), except as may be required by Law or by any applicable listing agreement with a the NYSE MKT LLC, the TASE or any other national securities exchange, as determined in the good faith judgment of the party proposing to make such release (in which case such party shall not issue or cause the publication of such press release or other public announcement without prior consultation with the other party); provided, however that the Company shall not be required to provide to Parent any such opportunity to review or comment in connection with the receipt and existence of a Takeover Proposal and matters related thereto or a Company Adverse Recommendation Change.

SECTION 5.7 Access to Information; Confidentiality.  Upon reasonable advance notice and subject to applicable Laws relating to the exchange of information, the Company shall, and shall cause each of its Subsidiaries to, afford to Parent and its Representatives reasonable access during normal business hours to the Company’s and its Subsidiaries’ officers, properties, books, Contracts, offices, facilities, personnel, financial information and records, other than, subject to the requirements of Section 5.4, any such matters that relate to the negotiation and execution of this Agreement, or to transactions potentially competing with or alternative to the transactions contemplated by this Agreement or proposals from other parties relating to any competing or alternative transactions, and the Company shall furnish promptly to Parent (i) to the extent not publicly available, a copy of each report, schedule and other document filed by it pursuant to the requirements of Federal or state securities Laws, and (ii) such other information concerning its business, assets, liabilities, employees, properties and other aspects of the Company and its Subsidiaries as Parent may reasonably request (provided, that Parent and its Representatives shall conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of the Company).  The Company shall, and shall cause each of its Subsidiaries to, furnish, to the extent currently prepared by the Company in the ordinary course of business, for the period beginning after the date of this Agreement and ending at the Effective Time, as soon as practicable after the end of each month during such period, a copy of the monthly internally prepared financial statements of the Company, including balance sheets, income statements and statements of cash flow.  Notwithstanding the foregoing, the Company shall not be obligated to provide such access or information pursuant to this Section 5.7 if (i) the Company determines, in its reasonable judgment, that doing so would reasonably be expected to (A) violate applicable Law or an obligation of confidentiality owing to a third-party, or (B) subject or cause any privilege (including the attorney-client privilege) that the Company or any of its Subsidiaries would be entitled to assert to be undermined with respect to such information and such undermining of such privilege would, in the Company’s good faith judgment, adversely affect in any material respect such Person’s position in any pending, or what the Company or any Subsidiaries believes in good faith could be, future litigation, or (ii) the Company or any of its Subsidiaries, on the one hand, and Parent or any of its Subsidiaries, on the other hand, are adverse parties in a litigation and such information is reasonably pertinent thereto unless required by the rules of discovery; provided, that the Company shall use its commercially reasonable efforts to limit any such restrictions pursuant to this sentence and shall furnish information to the extent not so restricted; provided, further, that to the extent the Company is so restricted in providing any such access pursuant to a Company Material Contract or obligation of confidentiality owing to a third party, the Company shall use its commercially reasonable efforts (without being required to make any payments or other concessions) to obtain any approval, consent or waiver with respect to such Company Material Contract or obligation that is necessary to provide such access.  Notwithstanding the foregoing, Parent shall not have access to personnel records of the Company or any of its Subsidiaries relating to individual performance or evaluation records, medical histories or other sensitive information that in the Company’s good faith opinion, after consultation with outside counsel, the disclosure of which would reasonably be expected to subject the Company or any of its Subsidiaries to liability.  Until the Effective Time, any information provided pursuant to this Section 5.7 will be deemed “Evaluation Material” (as such term is defined by the Confidentiality Agreement) subject to the terms of that certain letter agreement regarding, among other things, the confidentiality of certain information provided to Parent in connection with its evaluation of the Transactions, dated as of April 10, 2013, between Tower Three Partners LLC and the Company (as it may be amended from time to time, the “Confidentiality Agreement”), and, without limiting the generality of the foregoing, Parent shall not, and shall cause its Representatives not to, use such information for any purpose unrelated to the consummation of the Transactions.  No investigation, or information received, pursuant to this Section 5.7, will modify any of the representations and warranties of the Company.

SECTION 5.8 Notification of Certain Matters.  To the extent not prohibited by applicable Law, the Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (i) any notice or other communication received from any Governmental Authority in connection with the Transactions or from any Person alleging that the consent of such Person is or may be required in connection with the Transactions, if the subject matter of such communication or the failure of such party to obtain such consent could be material to the Company, the Surviving Corporation or Parent, (ii) any actions, suits, claims, investigations or proceedings commenced or, to such party’s Knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its Subsidiaries which relate to the Transactions, (iii) the occurrence or non-occurrence of any event that would cause or result in any of the conditions to the Merger set forth in Article VI not being satisfied, and (iv) any notice or other communication received by the Company from the trustee to the Company’s bonds listed on the TASE in connection with the Transactions; provided, however, that the delivery of any notice pursuant to this Section 5.8 shall not (i) cure any breach of, or non-compliance with, any other provision of this Agreement or (ii) limit the remedies available to the party receiving such notice.

SECTION 5.9 Indemnification and Insurance.

(a) From and after the Effective Time, Parent shall, and shall cause the Company and the Surviving Corporation to, (i) jointly and severally to the fullest extent permitted under applicable Law, indemnify and hold harmless each individual who at the Effective Time is, or at any time prior to the Effective Time was, a director, officer, fiduciary or employee of the Company or of a Subsidiary of the Company and each Person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise if such service was both at the request and for the benefit of the Company or any of its Subsidiaries (each, an “Indemnitee” and, collectively, the “Indemnitees”), and (ii) to the fullest extent permitted under applicable Law, assume all obligations of the Company and such Subsidiaries to the Indemnitees in respect of any costs or expenses (including reasonable attorneys’ fees and expenses), judgments, fines, losses, claims, damages or liabilities and amounts paid in settlement incurred in connection with any actual or threatened proceeding, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective (including any matters arising in connection with the Transactions contemplated by this Agreement) (and Parent and the Surviving Corporation shall also advance expenses as incurred; provided that if required by applicable Law, the person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Indemnitee is not entitled to indemnification), in the case of clauses (i) and (ii), as provided in (x) the Company Charter Documents and the organizational documents of such Subsidiaries as currently in effect and (y) the indemnification agreements listed in Section 5.9 of the Company Disclosure Schedule, which shall survive the Transactions and continue in full force and effect in accordance with their respective terms.  Without limiting the foregoing, to the extent permitted by Law, Parent, from and after the Effective Time until all applicable statutes of limitations have expired, shall cause the articles of incorporation and bylaws of the Surviving Corporation to contain provisions no less favorable to the Indemnitees with respect to limitation of liabilities of directors and officers, indemnification and advancement of expenses than are set forth as of the date of this Agreement in the Company Charter Documents, which provisions shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the Indemnitees.

(b) Notwithstanding anything to the contrary contained in this Section 5.9(b) or elsewhere in this Agreement, Parent agrees that it shall not (and shall cause the Surviving Corporation not to) settle or compromise or consent to the entry of any judgment or otherwise seek termination with respect to any claim for which indemnification may be sought under this Agreement unless such settlement, compromise, consent or termination (i) includes an unconditional release of all Indemnitees from all liability arising out of such claim, (ii) imposes no obligation of any nature on any Indemnitee and (iii) does not include an admission of fault or wrongdoing by any Indemnitee.  Parent shall not be liable for any settlement without Parent’s written consent, which consent shall not be unreasonably withheld, conditioned or delayed.

(c) Prior to the Effective Time, the Company shall purchase, and, following the Effective Time, Parent shall, and shall cause the Surviving Corporation to, maintain with reputable and financially sound carriers, fully pre-paid six-year “tail” policies with terms, conditions, retentions and limits of liability that are at least as favorable, in the aggregate, to the current directors’ and officers’ liability insurance and fiduciaries liability insurance policies maintained as of the date hereof by the Company (the “Current Policies”), which tail policies shall cover a period from the Effective Time through and including the date six years after the Closing Date with respect to claims arising from facts or events that existed or occurred prior to or at the Effective Time, including the transactions contemplated hereby; provided, however, that in no event shall the Company, Parent or the Surviving Corporation expend for such policies pursuant to this sentence an annual premium in excess of 200% of the annual premiums currently paid by the Company for such insurance; provided, further, that should the cost of such “tail” policies exceed the 200% cap, the Company shall instead purchase the best available coverage for 200% of the aggregate premium paid by the Company for the Current Policies for the current fiscal year.

(d) The provisions of this Section 5.9 are (i) intended to be for the benefit of, and shall be enforceable by, each Indemnitee, his or her heirs, successors and representatives and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise.  Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries or their respective officers, directors and employees, it being understood and agreed that the indemnification provided for in this Section 5.9 is not prior to, or in substitution for, any such claims under any such policies.

(e) The obligations of Parent and the Surviving Corporation under this Section 5.9 shall not be terminated or modified by such parties in a manner so as to adversely affect any Indemnitee, or any other Person entitled to the benefit of this Section 5.9, to whom this Section 5.9 applies, without the consent of the affected Indemnitee or such other Person, as the case may be.  In the event that Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent and the Surviving Corporation, as the case may be, shall assume all of the obligations thereof set forth in this Section 5.9. It is expressly agreed that, notwithstanding any other provision of this Agreement that may be to the contrary, (i) the Indemnitees to whom this Section 5.9 applies shall be third-party beneficiaries of this Section 5.9, and (ii) this Section 5.9 shall survive the Effective Time and shall be enforceable by such Indemnitees and their respective successors, heirs and representatives against Parent and the Surviving Corporation and their respective successors and assigns.

SECTION 5.10 Fees and Expenses.

(a) Except as otherwise provided in the last sentence of Section 5.5(e), paragraph (b) of this Section 5.10, and Section 7.3, all fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such fees or expenses, whether or not the Transactions are consummated.

(b) Expenses incurred in connection with the filing, printing and mailing of the Proxy Statement and the Schedule 13E-3 and in connection with notices or other filings with any Governmental Authority under any Antitrust Laws shall be shared equally by Parent and the Company.

SECTION 5.11 Rule 16b-3.  Prior to the Effective Time, the Company shall take such steps as may be reasonably necessary or advisable to cause dispositions of Company equity securities (including derivative securities) pursuant to the transactions contemplated by this Agreement by each individual who is subject to the requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act to the extent permitted by applicable Law.

SECTION 5.12 Delisting.  Prior to the Effective Time, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions reasonably necessary to enable the Surviving Corporation to de-list the Company’s securities (other than the Company’s bonds listed on the TASE) from the NYSE MKT LLC and the TASE and de-register the Company’s securities (other than the Company’s bonds listed on the TASE) under the Exchange Act and the Israeli Securities Law, if applicable, as soon as practicable following the Effective Time.

SECTION 5.13 Control of Operations.  Without in any way limiting any party’s rights or obligations under this Agreement, the parties understand and agree that (i) nothing contained in this Agreement shall give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s operations prior to the Effective Time, and (ii) prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

SECTION 5.14 Litigation.  Subject to Section 5.5, each of Parent, Merger Sub and the Company agrees to use its commercially reasonable efforts to defend any lawsuits or other legal proceedings, whether judicial or administrative, challenging, or seeking damages or other relief as a result of, the Merger, this Agreement or the other Transactions, including seeking to have any Order adversely affecting the ability of the parties to consummate the Transactions entered by any court or other Governmental Authority promptly vacated or reversed.  The Company shall provide Parent with the opportunity to participate in the defense or settlement of any stockholder litigation against the Company or the Company Board relating to the Merger (it being understood that the Company shall control the defense and settlement of any such litigation with counsel of its own choosing), and no such settlement shall be agreed to and entered unless Parent shall have otherwise consented in writing prior to such agreement and the entry of such settlement (the granting or denial of such consent to not be unreasonably delayed).

SECTION 5.15 Obligations of Merger Sub and the Surviving Corporation.  Parent shall take all action necessary to cause Merger Sub and the Surviving Corporation to perform their respective obligations under this Agreement.

ARTICLE VI

CONDITIONS PRECEDENT

SECTION 6.1 Conditions to Each Party’s Obligation to Effect the Merger.  The respective obligations of each party hereto to effect the Merger shall be subject to the satisfaction (or waiver, if permissible under applicable Law, except with respect to Section 6.1(a), which shall not be waivable) on or prior to the Closing Date of the following conditions:

(a) Company Stockholder Approval.  The Company Stockholder Approval shall have been obtained;

(b) Antitrust.  The waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired.  In addition, any waiting period (and any extension thereof) applicable to the Merger under Foreign Antitrust Laws shall have been terminated or shall have expired, other than any expiration or termination, the failure of which to occur or obtain individually or in the aggregate would not reasonably be expected to result in a Material Adverse Effect, or impair in any material respect the ability of Parent or Merger Sub to perform its obligations hereunder or prevent or materially delay consummation of the Transactions on a timely basis, in each case, assuming consummation of the Merger; and

(c) No Injunctions or Restraints.  No Law, injunction, judgment or ruling enacted, promulgated, issued, entered, amended or enforced by any Governmental Authority of competent jurisdiction (collectively, “Restraints”) shall be in effect enjoining, restraining, preventing or prohibiting consummation of the Merger or making the consummation of the Merger illegal.

SECTION 6.2 Conditions to Obligations of Parent and Merger Sub.  The obligations of Parent and Merger Sub to effect the Merger are further subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties.  Other than the Carved Out Representations, each of the representations and warranties of the Company shall be true and correct (without giving effect to any limitation or qualification of such representation and warranty relating to materiality or Material Adverse Effect, except in the case of Sections 3.5(d) and 3.6(ii)(a) and the defined term “Company Material Contract”) as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent any such representations and warranties speak as of an earlier date, in which case they shall be true and correct as of such earlier date without giving effect to any limitation or qualification of such representation and warranty relating to materiality or Material Adverse Effect, except in the case of Sections 3.5(d) and 3.6(ii)(a) and the defined term “Company Material Contract”) in all respects unless the failure or failures of such representations and warranties to be so true and correct, individually or in the aggregate, does not and would not reasonably be expected to have a Material Adverse Effect.  The Carved Out Representations shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case they shall be true and correct in all respects as of such earlier date), except for inaccuracies in Section 3.2 that are de minimis in the aggregate.  Parent shall have received a certificate signed on behalf of the Company by a senior executive officer of the Company to the effect that the conditions in this Section 6.2(a) have been satisfied;

(b) Performance of Obligations of the Company.  The Company shall have performed or complied in all material respects with all of its obligations required to be performed or complied with by it under this Agreement at or prior to the Closing Date, and Parent shall have received a certificate signed on behalf of the Company by a senior executive officer of the Company to such effect;

(c) Absence of Material Adverse Effect.  From the date of this Agreement, there shall not have been any events, changes or occurrences that have had, or would reasonably be expected to have, a Material Adverse Effect;

(d) FIRPTA.  The Company shall deliver to Parent an affidavit, under penalties of perjury, in the form attached hereto as Exhibit F, stating that the Company is not and has not been a United States real property holding corporation, dated as of the Closing Date and in form and substance required under Treasury Regulation Sections 1.1445-2(c)(3) and 1.897 2(h), together with proof reasonably satisfactory to Parent that the Company has provided notice to the Internal Revenue Service in accordance with Treasury Regulation Section 1.897-2(h)(2); and

(e) Receipt of Consents and Approvals.  The consents and approvals set forth in Section 6.2(e) of the Company Disclosure Schedule shall have been obtained (i) without the payment of any fees or the agreement to take or refrain from taking any action outside the ordinary course of the Company’s business and (ii) shall be in full force and effect.

SECTION 6.3 Conditions to Obligations of the Company.  The obligation of the Company to effect the Merger is further subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties.  Each of the representations and warranties of Parent and Merger Sub shall be true and correct in all respects (disregarding any qualifications as to materiality contained in such representations and warranties) as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent any such representations and warranties speak as of an earlier date, in which case they shall be true and correct in such respects as of such earlier date) unless the failure or failures of such representations and warranties to be so true and correct, individually or in the aggregate, would not reasonably be expected to impair in any material respect the ability of Parent or Merger Sub to perform its obligations under this Agreement or prevent or materially delay consummation of the Transactions on a timely basis.  The Company shall have received a certificate signed on behalf of Parent and Merger Sub by a senior executive officer of Parent and Merger Sub to the effect that the conditions in this Section 6.3(a) have been satisfied; and

(b) Performance of Obligations of Parent and Merger Sub.  Parent and Merger Sub shall have performed or complied in all material respects with all of the obligations required to be performed or complied with by them under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Parent by a senior executive officer of Parent and Merger Sub to such effect.

SECTION 6.4 Frustration of Closing Conditions.  None of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in Section 6.1, 6.2 or 6.3, as the case may be, to be satisfied if such failure was caused by such party’s failure to use the standard of efforts required from such party to consummate the Merger and the other Transactions, as required by and subject to Section 5.5.

ARTICLE VII

TERMINATION

SECTION 7.1 Termination.  This Agreement may be terminated and the Transactions abandoned at any time prior to the Closing Date, whether before or after receipt of the Company Stockholder Approval:

(a) by the mutual written consent of the Company and Parent duly authorized by each of their respective boards of directors (which, with respect to the Company, shall be upon the recommendation of the Special Committee); or

(b) by either of the Company (acting upon the recommendation of the Special Committee), or Parent:

(i) if the Merger shall not have been consummated on or before April 18, 2014 (the “Expiration Date”); provided, however, that the right to terminate this Agreement under this Section 7.1(b)(i) shall not be available to a party if the failure of the Merger to have been consummated on or before the Expiration Date was primarily due to the breach in any material respect of any of such party’s obligations under this Agreement; or

(ii) if any Restraint having the effect set forth in Section 6.1(c) shall be in effect and shall have become final and non-appealable; provided, however, that the right to terminate this Agreement under this Section 7.1(b)(ii) shall not be available to a party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in any such Restraint or if the issuance of such final, non-appealable Restraint was primarily due to the breach in any material respect of any of such party’s obligations under this Agreement; or

(iii) if the Company Stockholder Approval shall not have been obtained at the Company Stockholders Meeting duly convened therefor or at any adjournment or postponement thereof; provided, however, that the right to terminate this Agreement under this Section 7.1(b)(iii) shall not be available to a party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Company Stockholder Approval to have been obtained.

(c) by Parent, if:

(i) the Company shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (x) would result in the failure of a condition set forth in Section 6.2(a) or 6.2(b) and (y) has not been cured by the Company within twenty (20) calendar days after the Company’s receipt of written notice thereof from Parent (which notice shall specify in reasonable detail the nature of such breach or failure) or is incapable of being cured by the Company by the Expiration Date; provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.1(c)(i) if there shall be an inaccuracy as of such time of any representation or warranty contained in Article IV (assuming such representation and warranty were made as of such time), or if Parent or Merger Sub shall have breached any covenant or other obligation in this Agreement, in each case, such that the condition contained in Section 6.3(a) or 6.3(b) would not be capable of being satisfied; or

(ii) if (A) there shall have been a Company Adverse Recommendation Change or (B) the Company shall have materially breached any of its obligations under Section 5.4.

(d) by the Company, upon the recommendation of the Special Committee, if:

(i) Parent shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (i) would result in the failure of a condition set forth in Section 6.3(a) or 6.3(b) and (ii) has not been cured by Parent within twenty (20) calendar days after Parent’s receipt of written notice thereof from the Company or is incapable of being cured by Parent by the Expiration Date, it being acknowledged and agreed that any termination by the Company pursuant to this Section 7.1(d)(i) shall not constitute a Company Adverse Recommendation Change; provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.1(d)(i) if there shall be an inaccuracy as of such time of any representation or warranty contained in Article III (assuming such representation and warranty were made as of such time), or if the Company shall have breached any covenant or other obligation in this Agreement, in each case, such that the condition contained in Section 6.2(a) or 6.2(b) would not be capable of being satisfied; or

(ii) at any time prior to the time the Company Stockholder Approval is obtained, if the Company Board authorizes the Company to enter into a Company Acquisition Agreement with respect to a Superior Proposal; provided that (A) the Company shall have complied in all material respects with its obligations under Section 5.4; (B) prior to transmitting notification to Parent of the termination of this Agreement pursuant to this Section 7.1(d)(ii), the Company Board has not concluded that the Takeover Proposal is no longer a Superior Proposal; (C) substantially concurrently with any termination pursuant to this Section 7.1(d)(ii), the Company enters into a definitive Company Acquisition Agreement with respect to such Superior Proposal; and (D) the Company pays Parent the applicable Termination Fee set forth in and pursuant to the terms of Section 7.3; or

(iii) (A) all of the conditions set forth in Sections 6.1 and 6.2 have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing, but each of which was at the time of termination capable of being satisfied as if such time were the Closing), (B) the Company has irrevocably confirmed by notice in writing to Parent (x) that all of the conditions set forth in Section 6.3 have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing, but each of which was at the time of termination capable of being satisfied or waived at the Closing) or that it is waiving any unsatisfied conditions in Section 6.3 for the purpose of consummating the Closing and (y) it is ready, willing and able to consummate the Closing; (C) Parent and Merger Sub fail to complete the Closing within two (2) Business Days after the delivery of such notice; and (D) the Company stood ready, willing and able to consummate the Closing during such two (2) Business Day period.

SECTION 7.2 Effect of Termination.

(a) In the event of the termination of this Agreement as provided in Section 7.1, written notice thereof shall be given to the other party or parties, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void (other than Sections 5.10, 7.2 and 7.3, Article VIII, the last sentence of Section 5.4(g), the second to last sentence of Section 5.7, the Confidentiality Agreement and the Limited Guaranty, all of which shall survive termination of this Agreement in accordance with their terms), and there shall be no liability on the part of Parent, Merger Sub or the Company or their respective directors, officers and Affiliates, except that the Company and Parent may have liability as provided in Section 7.3.

(b) The parties acknowledge that the agreements contained in this Section 7.2 and in Section 7.1 and Section 7.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the parties would not enter into this Agreement.

SECTION 7.3 Termination Fee; Termination Expenses.

(a) In the event that this Agreement is terminated pursuant to Section 7.1(c)(ii) or Section 7.1(d)(ii), then, within three (3) Business Days (in the case of a termination pursuant to Section 7.1(c)(ii)) or within two (2) Business Days (in the case of a termination pursuant to Section 7.1(d)(ii)), the Company shall pay or cause to be paid to Parent, by wire transfer of immediately available funds, the Termination Fee; it being understood and agreed that in no event shall the Company be required to pay the Termination Fee on more than one occasion.

(b) In the event that (i) this Agreement is terminated pursuant to Sections 7.1(b)(i), 7.1(b)(iii) or Section 7.1(c)(i), and any Person shall have made and publicly disclosed a bona fide Takeover Proposal after the date of this Agreement but prior to such termination, and such Takeover Proposal shall not have been publicly withdrawn prior to such termination and (ii) within twelve (12) months of such termination the Company shall have entered into a definitive agreement with respect to such Takeover Proposal or such Takeover Proposal is consummated, then, within five (5) Business Days after the date on which the Company enters into a definitive agreement with respect to or consummates the Takeover Proposal referred to in clause (ii) above, the Company shall pay or cause to be paid to Parent, by wire transfer of immediately available funds, the Termination Fee (less the amount of any Termination Expenses previously paid to Parent pursuant to Section 7.3(c)).

(c) In the event that this Agreement is terminated pursuant to Section 7.1(b)(iii) or Section 7.1(c)(i), the Company shall promptly, but in no event later than five (5) Business Days following the delivery by Parent of invoice(s) therefor, pay or cause to be paid to Parent, by wire transfer of immediately available funds, all of the reasonable documented out-of-pocket expenses (including all reasonable and documented fees and expenses of counsel, accountants, investment bankers, financing sources, hedging counterparties, experts and consultants) incurred by Parent, Merger Sub and their respective Affiliates in connection with this Agreement and the transactions contemplated hereby (the “Termination Expenses”); provided, however, in no event shall the Termination Expenses payable by the Company pursuant to this Section 7.3(c) exceed $2,250,000.

(d) In the event that this Agreement is terminated by the Company pursuant to Section 7.1(d)(i) or Section 7.1(d)(iii), then Parent shall pay, within three (3) Business Days thereof, by wire transfer of immediately available funds, a termination fee of $6,141,371 (the “Parent Termination Fee”), it being understood that in no event shall Parent be required to pay the Parent Termination Fee on more than one occasion; provided further, if Parent pays the Parent Termination Fee then the Company shall have no further rights against Parent hereunder, including, without limitation, Section 8.8, or in connection herewith.

(e) To the extent that Parent receives the Termination Fee or Termination Expenses, or the Company receives the Parent Termination Fee, pursuant to this Section 7.3, then (i) with respect to the Company, (A) such Termination Fee and Termination Expenses shall constitute the exclusive remedy of Parent and Merger Sub against the Company and its Subsidiaries and their respective stockholders, directors, officers, employees, agents, Affiliates and assignees (the Company, its Subsidiaries and such other Persons being referred to collectively in this Agreement as the “Company Related Parties”) for any damages suffered as a result of the failure of the Transactions to be consummated, and (B) upon payment of such amount, none of the Company Related Parties shall have any further liability arising out of this Agreement or the Transactions, and (ii) with respect to the Parent, (A) such Parent Termination Fee shall constitute the exclusive remedy of the Company against the Parent and Merger Sub and their respective stockholders, members or other equityholders, directors, officers, employees, agents, Affiliates and assignees (the Parent, Merger Sub and such other Persons being referred to collectively in this Agreement as the “Parent Related Parties”) for any damages suffered as a result of the breach of this Agreement of failure of the Transactions to be consummated, and (B) upon payment of such amount, none of the Parent Related Parties shall have any further obligation or liability arising out of or related to this Agreement or the Transactions.  Parent and Merger Sub acknowledge and agree that the maximum liability of the Company and the Company Related Parties under this Agreement shall be limited to the amount of the Termination Fee or Termination Expenses, as the case may be.  The Company acknowledges and agrees that, other than with respect to an order of specific performance in accordance with the limitations of Section 8.8, the maximum liability of the Parent and the Parent Related Parties under this Agreement shall be limited to the amount of the Parent Termination Fee.  The parties acknowledge that the Termination Fee and Parent Termination Fee are not penalties, but rather are liquidated damages in a reasonable amount that will compensate Parent and the Merger Sub or the Company, as the case may be, in the circumstances in which such payments are payable.  If the Parent or the Company, as the case may be, fails to promptly pay the amount due pursuant to this Section 7.3, the Parent or the Company, as the case may be, shall reimburse the other party for interest on such amount or portion thereof at the prime rate of Citibank N.A. in effect on the date such payment was required to be made through the date of payment.

ARTICLE VIII

MISCELLANEOUS

SECTION 8.1 No Survival of Representations and Warranties.  Except as otherwise provided in Section 7.2 with respect to the termination of this Agreement pursuant to Section 7.1, all of the representations, warranties and agreements in this Agreement shall terminate at the Effective Time other than the agreements set forth in Article II and Sections 5.9, 5.10, 5.12 and 5.15 and any other agreement in this Agreement which contemplates performance after the Effective Time shall survive the Effective Time indefinitely.

SECTION 8.2 Amendment or Supplement.  At any time prior to the Effective Time, this Agreement may be amended or supplemented in any and all respects, whether before or after the receipt of the Company Stockholder Approval, by written agreement of the parties hereto authorized by action taken by their respective boards of directors; provided, however, that following receipt of the Company Stockholder Approval, there shall be no amendment or change to the provisions hereof which by Law would require further approval by the stockholders of the Company without such approval.

SECTION 8.3 Extension of Time, Waiver, Etc.  At any time prior to the Effective Time, any party may, subject to applicable Law, (a) waive any inaccuracies in the representations and warranties of any other party hereto, (b) extend the time for the performance of any of the obligations or acts of any other party hereto or (c) waive compliance by the other party with any of the agreements contained herein or, except as otherwise provided herein, waive any of such party’s conditions; provided, however, any waiver by the Company shall only be effective with the approval of the Special Committee.  Notwithstanding the foregoing, no failure or delay by the Company, Parent or Merger Sub in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder.  Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

SECTION 8.4 Assignment.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise, by any of the parties without the prior written consent of the other parties; provided, however, Parent may assign its rights, in whole or in part, to one or more Affiliates of Parent and shall provide written notice of same to the Company; provided further, no such assignment will relieve the Parent of its respective obligations under this Agreement.  Notwithstanding the foregoing, Parent may without such consent and upon written notice to the Company assign its rights hereunder or under any instrument executed or delivered in connection herewith as collateral security to any lender or any other debt financing source providing financing in connection with the Transactions, which assignment shall not relieve Parent of its obligations hereunder.  For the avoidance of doubt and notwithstanding anything to the contrary herein, the parties acknowledge and agree that any conversion of Parent to corporate form shall not require the consent of the Company or otherwise be prohibited by this Agreement; provided, that no such conversion will relieve Parent of its obligations under this Agreement.  This Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns.  Any purported assignment not permitted under this Section shall be null and void.

SECTION 8.5 Counterparts; Scanned Signatures.  This Agreement may be executed in counterparts (each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement) and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by fax, Portable Document Format (PDF) or other means of electronic transmission) to the other parties.  Facsimile or other electronically scanned and transmitted signatures shall be deemed originals for all purposes of this Agreement.

SECTION 8.6 Entire Agreement; No Third-Party Beneficiaries.

(a) This Agreement, the Company Disclosure Schedule, the Parent Disclosure Schedule, the Limited Guarantee and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and thereof.  The parties hereto have voluntarily agreed to define their rights, liabilities and obligations respecting the transactions contemplated by this Agreement exclusively in contract pursuant to the express terms and conditions of this Agreement, and the parties hereto expressly disclaim that they are owed any duties or entitled to any remedies not expressly set forth in this Agreement.  Furthermore, the parties each hereby acknowledge that this Agreement embodies the justifiable expectations of sophisticated parties derived from arm’s-length negotiations, and all parties to this Agreement specifically acknowledge that no party has any special relationship with another party that would justify any expectation beyond that of an ordinary purchaser and an ordinary seller in an arm’s-length transaction.

(b) Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the parties hereto any right or remedy of any nature whatsoever under or by reason of this Agreement other than (i) after the Effective Time, the rights of the holders of Company Common Stock, Options or Warrants to receive the Merger Consideration, Option Consideration or Warrant Consideration, as applicable, pursuant to the provisions of Article II; and (ii) as specifically provided in Sections 5.9 and 8.12.

SECTION 8.7 Governing Law; Jurisdiction; Waiver of Jury Trial.

(a) This Agreement, together with the Company Disclosure Schedule, the Parent Disclosure Schedule, the Confidentiality Agreement and any other document, certificate or instrument delivered pursuant hereto (together, the “Related Documents”), and all claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to this Agreement, the Related Documents or the negotiation, execution, termination, validity, interpretation, construction, enforcement, performance or nonperformance of this Agreement or the Related Documents or otherwise arising from the relationship between the parties (including, without limitation, any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or the Related Documents or as an inducement to enter into this Agreement or the Related Documents) (all such claims or causes of action, a “Cause of Action”) shall be governed by the internal laws of the State of Nevada (including its laws regarding statutes of limitations), without giving effect to any choice or conflict of Law provision or rules (whether of the State of Nevada or otherwise) that would cause the application of Laws of any other jurisdiction.

(b) All actions and proceedings that may be based upon, arise out of or relate to a Cause of Action shall be exclusively heard and determined in the Chancery Court of the State of Delaware (unless the Chancery Court of the State of Delaware shall decline to accept jurisdiction over a particular matter, in which case, any federal court sitting in the State of Delaware), and the parties hereto hereby irrevocably submit to the exclusive jurisdiction of such courts (and, in the case of appeals, appropriate appellate courts therefrom) in any such action or proceeding and irrevocably waive, to the fullest extent permitted by applicable Law, any objection which they may now or hereafter have to the laying of venue of any such Cause of Action brought in such court or any defense of inconvenient forum for the maintenance of such dispute.  The consents to jurisdiction set forth in this paragraph shall not constitute general consents to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this paragraph and shall not be deemed to confer rights on any Person other than the parties hereto.  Each of the Company, Parent and Merger Sub hereby agrees that service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in Section 8.9 shall be effective service of process for any suit or proceeding in connection with this Agreement or the transactions contemplated hereby.  The parties hereto agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law; provided, however, that nothing in the foregoing shall restrict any party’s right to seek any post-judgment relief regarding, or any appeal from, such final judgment.

(c) Each of the parties hereto hereby irrevocably waives any and all rights to trial by jury in any legal proceeding arising out of or relating to a Cause of Action.

SECTION 8.8 Specific Enforcement.

(a) Subject to Section 7.3(e), the parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed (including failing to take such actions as are required of it hereunder in order to consummate this Agreement) in accordance with their specific terms or were otherwise breached, and that money damages or other legal remedies would not be an adequate remedy for any such damages.  It is accordingly agreed that prior to the earlier of the Closing or the valid termination of this Agreement in accordance with Article VII, in the event of any breach or threatened breach by the Company, Parent or Merger Sub of any of their respective covenants or obligations set forth in this Agreement, the Company (on its own behalf and on behalf of any third party beneficiaries designated in Section 8.6), on the one hand, and Parent and Merger Sub, on the other hand, shall be entitled to (i) an injunction or injunctions to prevent or restrain breaches or threatened breaches of this Agreement by the other (as applicable) and to (ii) a decree or order of specific performance to enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the other under this Agreement and other equitable relief, and, subject to Section 8.8(c), this right shall include the right of the Company to cause the Merger to be consummated in accordance with the terms, and subject to the conditions, of this Agreement.

(b) Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.  Subject to Section 7.3(e), the parties hereto further agree that (x) by seeking the remedies provided for in this Section 8.8, a party shall not in any respect waive its right to seek any other form of relief that may be available to a party under this Agreement (including monetary damages) in the event that the remedies provided for in this Section 8.8 are not available or otherwise are not granted, and (y) nothing set forth in this Section 8.8 shall require any party hereto to institute any proceeding for (or limit any party’s right to institute any proceeding for) specific performance under this Section 8.8 prior or as a condition to exercising any termination right under Article VII, nor shall the commencement of any legal action or legal proceeding pursuant to this Section 8.8 or anything set forth in this Section 8.8 restrict or limit any party’s right to terminate this Agreement in accordance with the terms of Article VII, or pursue any other remedies under this Agreement that may be available then or thereafter.

(c) Notwithstanding anything to the contrary in this Agreement, it is explicitly agreed that the Company shall be entitled to specific performance of Parent’s obligations to consummate the Transactions only in the event that (i) the conditions set forth in Sections 6.1 and 6.2 have been satisfied or waived as of the date the Closing should have been consummated pursuant to the terms of this Agreement (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions assuming a Closing would occur), and (ii) the Company has irrevocably confirmed to Parent in writing that (A) all of the conditions set forth in Section 6.3 have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions assuming a Closing would occur) and (B) the Company is prepared to consummate the Closing and it stands ready, willing and able to consummate the Closing and (C) if specific performance is granted then the Closing will occur.

(d) Each party further agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief as provided herein on the basis that any other party has an adequate remedy under Law.

SECTION 8.9 Notices.  Any notice or other communication required or permitted to be delivered to any party under this Agreement shall be in writing and shall be deemed properly given and made as follows: (a) if sent by registered or certified mail in the United States, return receipt requested, then such communication shall be deemed duly given and made upon receipt; (b) if sent by nationally recognized overnight air courier (such as DHL or Federal Express) for next day delivery, then such communication shall be deemed duly given and made the next Business Day after being sent (or if sent by two day delivery, two Business Days after being sent); (c) if sent by facsimile transmission or email before 5:00 p.m. (New York City time) on any Business Day, then such communication shall be deemed duly given and made when receipt is confirmed; (d) if sent by facsimile transmission or email on a day other than a Business Day and receipt is confirmed, or if sent after 5:00 p.m. (New York City time) on any Business Day and receipt is confirmed, then such communication shall be deemed duly given and made on the Business Day following the date on which receipt is confirmed; and (e) if otherwise actually personally delivered to a duly authorized representative of the recipient, then such communication shall be deemed duly given and made when received by such authorized representative; provided that such notices, requests, demands and other communications are delivered to the address set forth below, or to such other address as any party shall provide by like notice to the other parties to this Agreement:

If to Parent or Merger Sub, to:

c/o Tower Three Partners
Two Sound View Drive
Greenwich, Connecticut 06830
Attention:  Michael Nold & Dan Bellissimo
Facsimile:  (203) 485-5885
Email:  mnold@towerthreepartners.com and dbellissimo@towerthreepartners.com with a copy (which shall not constitute notice) to:

Weil, Gotshal & Manges LLP
100 Federal Street, Floor 34
Boston, Massachusetts 02110
Attention:  Kevin J. Sullivan
Facsimile:  (617) 772-8333
Email: kevin.sullivan@weil.com

If to the Company, to:

NTS, Inc.
1220 Broadway
Lubbock, Texas 79401
Attention: Niv Krikov
Email: niv@ntscominc.com

with a copy (which shall not constitute notice) to:

Olshan Frome Wolosky LP
65 East 55th Street
New York, New York 10022
Attention:  Steve Wolosky
Facsimile:  (212) 451-2222
Email:  swolosky@olshanlaw.com

Sichenzia Ross Friedman Ference LLP
61 Broadway, 32nd Floor
New York, New York 10006
Attention:  Arthur Marcus
Facsimile:  (212) 930-9725
Email:  amarcus@srff.com

Rejection of, other refusal to accept or the inability to deliver (because of changed address or facsimile of which no notice was given) any notice or other communication delivered pursuant to this Section 8.9 shall be deemed to be receipt of the notice as of the date of such rejection, refusal or inability to deliver.

SECTION 8.10 Severability.  If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

SECTION 8.11 Obligation of Parent.  Parent shall ensure that each of Merger Sub and the Surviving Corporation duly performs, satisfies and discharges on a timely basis each of the covenants, obligations and liabilities of Merger Sub and the Surviving Corporation under this Agreement, and Parent shall be jointly and severally liable with Merger Sub and the Surviving Corporation for the due and timely performance and satisfaction of each of said covenants, obligations and liabilities.

SECTION 8.12 Non-Recourse.  All claims or causes of action (whether in contract or in tort, in law or in equity) that may be based upon, arise out of or relate to this Agreement or the Related Documents or the negotiation, execution, performance or non-performance of this Agreement or the Related Documents (including any representation or warranty made in or in connection with this Agreement, the Related Documents or as an inducement to enter into this Agreement or the Related Documents) may be made by any party hereto only against the Persons that are expressly identified as parties hereto or thereto.  In no event shall any named party to this Agreement or the Related Documents have any shared or vicarious liability for the actions or omissions of any other Person.  No Person who is not a named party to this Agreement or the Related Documents, including without limitation any director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney or representative of any named party to this Agreement (“Non-Party Affiliates”), shall have any liability (whether in contract or in tort, in law or in equity, or based upon any theory that seeks to impose liability of an entity party against its owners or Affiliates) to any party to this Agreement for any obligations or liabilities arising under, in connection with or related to this Agreement, the Related Documents or for any claim based on, in respect of, or by reason of this Agreement, the Related Documents or their negotiation or execution; and each party hereto or thereto waives and releases all such liabilities, claims and obligations against any such Non-Party Affiliates; provided, however, that nothing contained in this Section 8.12 shall limit in any way the liability of the Guarantor under the Limited Guarantee.  The parties acknowledge and agree that the Non-Party Affiliates are intended third-party beneficiaries of this Section 8.12.

SECTION 8.13 Definitions.

(a) As used in this Agreement, the following terms have the meanings ascribed thereto below:

“Acceptable Confidentiality Agreement” shall mean (i) a confidentiality agreement between the Company and any Person with confidentiality provisions no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement (unless the Company offers to amend the Confidentiality Agreement to reflect such less favorable terms) or (ii) to the extent applicable, any confidentiality agreement entered into with any Person prior to the date of this Agreement; provided, however, that with respect to clause (i) of this definition, such confidentiality agreement shall not restrict the ability of the Company and its Representatives to disclose to Parent and its Representatives any information (including with respect to any Takeover Proposal or Superior Proposal) required to be disclosed by the Company under this Agreement.  For the avoidance of doubt, an Acceptable Confidentiality Agreement need not include any standstill provisions.

“Affiliate” shall mean, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person.  For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

“Affiliate Transaction” shall have the meaning provided in Section 3.5(c).

“Agreement” shall have the meaning provided in the Preamble.

“Antitrust Laws” shall mean the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, all applicable Foreign Antitrust Laws and all other applicable Laws issued by a Governmental Authority that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Articles of Merger” shall have the meaning provided in Section 1.3.

“Balance Sheet Date” shall have the meaning provided in Section 3.5(h).

“Bankruptcy and Equity Exception” shall have the meaning provided in Section 3.3(a).

“Book-Entry Share” shall have the meaning provided in Section 2.1(c).

“Business Day” shall mean (a) a day except a Saturday, a Sunday or other day on which the SEC or banks in the City of New York are authorized or required by Law to be closed and (b) with respect to the Closing Date and Effective Time, the term “Business Day” means any day which is a Business Day described in clause (a) and which is also a day on which banking institutions in the State of Israel are open for business and is a trading day on both the NYSE MKT LLC and the TASE.

“Carved Out Representations” shall mean the representations and warranties in Sections 3.2, 3.3(a), 3.3(c)(i) and 3.21.

“Cause of Action” shall have the meaning provided in Section 8.7(a).

“Certificate” shall have the meaning provided in Section 2.1(c).

“Closing” shall have the meaning provided in Section 1.2.

“Closing Date” shall have the meaning provided in Section 1.2.

“Code” shall have the meaning provided in Section 2.2(g).

“Committee Resolutions” shall have the meaning provided in Section 2.3.

“Company” shall have the meaning provided in the Preamble.

“Company Acquisition Agreement” shall have the meaning provided in Section 5.4(d).

“Company Adverse Recommendation Change” shall have the meaning provided in Section 5.4(d).

“Company Board” shall have the meaning provided in the Recitals.

“Company Board Recommendation” shall have the meaning provided in Section 5.4(d).

“Company Charter Documents” shall have the meaning provided in Section 3.1(c).

“Company Common Stock” shall have the meaning provided in Section 2.1.

“Company Disclosure Schedule” shall have the meaning provided in Article III.

“Company Employees” shall have the meaning provided in Section 3.11(a).

“Company Intellectual Property” shall mean any and all Intellectual Property that is owned, used, held for use or practiced by the Company or any of its Subsidiaries, or necessary for the conduct of the business of the Company or any of its Subsidiaries, including any Intellectual Property incorporated into or otherwise used, held for use or practiced in connection with (or planned to be incorporated into or otherwise used, held for use or practiced in connection with) any Company Products.

“Company ISA Documents” shall have the meaning provided in Section 3.5(b).

“Company Material Contracts” shall have the meaning provided in Section 3.13(a)(xvii).

“Company Plans” shall have the meaning provided in Section 3.11(a).

“Company Products” shall mean any and all products or services designed, developed, manufactured, offered, provided, sold, distributed or otherwise exploited by or for the Company or any of its Subsidiaries, or any products or service offerings under design or development by or for the Company or any of its Subsidiaries that form the basis, in whole or in part, of any revenue or business projection provided to Parent.

“Company Related Parties” shall have the meaning provided in Section 7.3(e).

“Company SEC Documents” shall have the meaning provided in Section 3.5(a).

“Company Stock Plans” shall mean the Company’s 2004 Stock Option Plan and 2007 Stock Incentive Plan.

“Company Stockholder Approval” shall mean the affirmative vote (in person or by proxy) of the holders of a majority of the outstanding shares of Company Common Stock.

“Company Stockholders Meeting” shall have the meaning provided in Section 5.3.

“Company Technology” shall mean all Technology owned, used, held for use or practiced by the Company or any of its Subsidiaries, or necessary for the conduct of the business of the Company or any of its Subsidiaries, including any Technology incorporated into or otherwise used, held for use or practiced in connection with (or planned to be incorporated into or otherwise used, held for use or practiced in connection with) any Company Products.

“Confidentiality Agreement” shall have the meaning provided in Section 5.7.

“Contract” shall mean any loan or credit agreement, debenture, note, bond, mortgage, indenture, deed of trust, lease, license, contract or other agreement, whether oral or written.

“Current Policies” shall have the meaning provided in Section 5.9(c).

“EDGAR” shall have the meaning provided in Section 3.5(a).

“Effective Time” shall have the meaning provided in Section 1.3.

“Environmental Laws” shall have the meaning provided in Section 3.12(a).

“ERISA” shall have the meaning provided in Section 3.11(a).

“Exchange Act” shall have the meaning provided in Section 3.4(a).

“Expiration Date” shall have the meaning provided in Section 7.1(b)(i).

“FCC” shall mean Federal Communications Commission.

“Financing” means any debt or equity financing that may be sought by Parent for the benefit of the Company and its Subsidiaries and that is contingent on the occurrence of the Closing.

“Foreign Antitrust Laws” shall have the meaning provided in Section 3.4(a).

“Foreign Company Plan” shall have the meaning provided in Section 3.11(j).

“FTTP Passing” shall mean a premises capable of being served by the Company’s and its Subsidiaries’ deployed fiber optic distribution plant, with or without the addition of a fiber optic drop cable from the closest network access point to the premises (provided that for purposes hereof, a “premises” shall include each commercial establishment within a multi-tenant commercial building and each individual dwelling unit within a multi-family residential complex).

“GAAP” shall mean generally accepted accounting principles in the United States.

“Go-Shop Excluded Party” shall have the meaning provided in Section 5.4(a).

“Go-Shop Period End Date” shall have the meaning provided in Section 5.4(a).

“Governmental Authority” shall mean any federal, state, local, provincial, domestic, foreign or multinational government, court, regulatory or administrative agency, commission or authority or other governmental instrumentality.

“Guarantor” shall have the meaning provided in the Recitals.

“Hazardous Materials” shall mean any material, substance or waste defined or regulated under or pursuant to Environmental Law as “hazardous,” “toxic,” a “pollutant,” a “contaminant,” or words of similar meaning or regulatory effect.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indebtedness” shall mean, with respect to the Company and its Subsidiaries and without duplication, the sum of (a) the principal amount of, and accrued interest with respect to, all indebtedness for borrowed money (including all obligations for principal, accreted value, interest, premiums, penalties, fees, make-whole payments, expenses and breakage costs), (b) any written commitment that assures a creditor against borrowed money to the extent of such commitment, (c) any obligations under capital leases or licenses, (d) any net obligations under any derivative financial instruments, including any interest rate or currency swap transactions (valued at the transaction value thereof), (e) the aggregate payment obligations for the deferred purchase price for purchases of property outside the ordinary course of business arising in connection with transactions occurring prior to the Closing (including any “earn-out” payments or similar obligations) which are not evidenced by trade payables, (f) the aggregate payment obligations in respect of banker’s acceptances or letters of credit in existence immediately prior to the Closing which are not evidenced by trade payables, and (g) all obligations of the type referred to in clauses (a) through (f) for the payment of which any Company or its Subsidiaries is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise, including guarantees of such obligations.

“Indemnitee; Indemnitees” shall have the meaning provided in Section 5.9(a).

“Intellectual Property” shall mean all intellectual property rights and related priority rights protected, created or arising under the Laws of the United States or any other jurisdiction or under any international convention, including all (i) patents and patent applications, including any continuation, continuation-in-part, divisional and provisional applications and any patents issuing thereon and any reissues, reexaminations, substitutes and extensions of any of the foregoing (“Patents”), (ii) trademarks, service marks, trade names, trade dress, logos, corporate names and other source or business identifiers and any registrations, applications, renewals and extensions of any of the foregoing and all goodwill associated with any of the foregoing (“Marks”), (iii) Internet domain names and uniform resource locators, (iv) copyrights, mask works, works of authorship and moral rights and any registrations, applications, renewals, extensions and reversions of any of the foregoing, (v) trade secrets, know-how and confidential and proprietary information, information, designs, formulae, compositions, algorithms, procedures, methods, techniques, ideas, research and development, data, specifications, processes, inventions (whether patentable or not and whether reduced to practice or not) and improvements, in each case, excluding any of the foregoing that comprise or are protected by issued Patents or published Patent applications (“Trade Secrets”) and (vi) rights in and to Software and other Technology.

“Intellectual Property License” shall mean any license, sublicense, right, covenant, non-assertion, permission, consent, release or waiver under or with respect to any Intellectual Property or Technology.

“Intervening Event” shall have the meaning provided in Section 5.4(d).

“ISA” shall mean the Israeli Securities Authority.

“Israeli Securities Law” shall have the meaning provided in Section 3.4(a).

“Israeli Tax Ordinance” shall mean the Israeli Tax Ordinance [New Version], 1961.

“IT Systems” shall mean all computer systems, servers, network equipment and other computer hardware owned, leased or licensed by the Company.

“Knowledge” shall mean, (i) when used with respect to the Company, the actual knowledge, as of the date of this Agreement, of the individuals listed in Section 8.13(a) of the Company Disclosure Schedule; and (ii) when used with respect to Parent or Merger Sub, means the actual knowledge, as of the date of this Agreement, of the individuals listed in Section 8.13(b) of the Parent Disclosure Schedule.

“Law” shall mean any law, statute, ordinance, code, rule, regulation or Order of any Governmental Authority.

“Leased Real Property” shall have the meaning provided in Section 3.16(c).

“License” shall mean (i) any material approval, authorization, certificate and license issued by the FCC or the State Regulators that is required for the Company and each of its Subsidiaries to conduct its business as presently conducted, and (ii) any other material regulatory permit, approval, license and other authorization, including a franchise, ordinance and other agreement granting access to public rights of way, issued or granted to the Company or any of its Subsidiaries by a Governmental Authority that are required for the Company and each of its Subsidiaries to conduct its business, as presented conducted.

“Lien” shall mean any lien, claim, mortgage, encumbrance, pledge, security interest, equity or charge of any kind.

“Limited Guarantee” shall have the meaning provided in the Recitals.

“Marks” shall have the meaning provided in the definition of Intellectual Property.

“Material Adverse Effect” shall mean, with respect to the Company, any condition, circumstance, state of facts, change, event or occurrence which has a material adverse effect on the business, results of operations or financial condition of the Company and its Subsidiaries taken as a whole, or would be expected to prevent or materially delay the consummation of the Transactions contemplated by this Agreement, other than conditions, changes, events, occurrences or effects: (i) generally affecting the industries in which the Company and its Subsidiaries operate, (ii) relating to (A) changes in economic, regulatory or political conditions in the United States or elsewhere in the world, including changes in the securities markets, capital markets, credit markets, currency markets or other financial markets in the United States or elsewhere in the world, changes in interest or exchange rates, or the availability of financing, or (B) any outbreak, escalation or threat of hostilities, declared or undeclared acts of war, sabotage or terrorism, pandemics, earthquakes, hurricanes, tornados or weather or climatic conditions or other force majeure events; (iii) arising out of, resulting from or attributable to (A) changes after the date hereof in Law, in generally accepted accounting principles, in accounting standards or principles, or interpretations thereof or (B) any decline in the market price, or change in trading volume, of the capital stock of the Company or any failure of the Company to meet internal or published projections or forecasts, or projections or forecasts of any other Person, of revenues, earnings or cash flow for any period ending on or after the date of this Agreement, in and of itself (for the avoidance of doubt this clause (iii)(B) shall not preclude Parent from asserting that the underlying cause of any such change in stock price or trading volume or failure is a Material Adverse Effect); (iv) arising out of or relating to any action taken by Parent, Merger Sub or any of their respective Affiliates (which, for the avoidance of doubt, shall not include the Company, any of its Subsidiaries, or the Rollover Stockholder) or which Parent has requested in writing to the Company, in each case after the date of this Agreement; or (v) arising out of or relating to the announcement of this Agreement; provided, that such conditions, circumstances, states of facts, changes, events, occurrences or effects in clause (i), (ii) and (iii)(A) of this sentence do not affect the Company and its Subsidiaries in a materially disproportionate manner, taken as a whole, as compared to other companies that conduct business in the industries in which the Company and its Subsidiaries operate (in which case, only the extent of such disproportionate effects (if any) shall be taken into account when determining whether there has been, or is reasonably expected to have, a “Material Adverse Effect”).

“Merger” shall have the meaning provided in the Recitals.

“Merger Consideration” shall have the meaning provided in Section 2.1(c).

“Merger Sub” shall have the meaning provided in the Preamble.

“Nevada Secretary of State” shall have the meaning provided in Section 1.3.

“Non-Party Affiliates” shall have the meaning provided in Section 8.12.

“NRS” shall have the meaning provided in the Recitals.

“Option” shall have the meaning provided in Section 2.3.

“Option Consideration” shall have the meaning provided in Section 2.3.

“Order” shall mean any orders, judgments, injunctions, awards, decrees or writs handed down, adopted or imposed by, including any consent decree, settlement agreement or similar written agreement with, any Governmental Authority.

“Owned Real Property” shall have the meaning provided in Section 3.16(d).

“Parent” shall have the meaning provided in the Preamble.

“Parent Disclosure Schedule” shall have the meaning provided in Article IV.

“Parent Related Parties” shall have the meaning provided in Section 7.3(e).

“Parent Termination Fee” shall have the meaning provided in Section 7.3(d).

“Patents” shall have the meaning provided in the definition of Intellectual Property.

“Paying Agent” shall have the meaning provided in Section 2.2(a).

“Permits” shall have the meaning provided in Section 3.8(a).

“Permitted Lien” shall mean (i) Liens for Taxes, assessments and governmental charges or levies either not yet due and payable or which are being contested in good faith by appropriate proceedings, (ii) Liens arising from or otherwise relating to transfer restrictions under securities laws or related Laws of any jurisdiction, (iii) nonexclusive licenses of Intellectual Property, (iv) carriers’, warehousemen’s, mechanics’, material men’s, servicemen’s, repairmen’s and other like Liens securing obligations that are either not yet due and payable or that are being contested by appropriate proceedings, (v) Liens or defects, imperfections or irregularities in title, easements, covenants and rights of way (unrecorded and of record) and other similar restrictions, and zoning, building and other similar codes or restrictions, which are not material in amount and do not materially detract from the value of or materially impair the existing use of the property affected by such Lien or imperfection, (vi) Liens the existence of which are disclosed in the notes to the consolidated financial statements of the Company included in the Company SEC Documents; (vii) pledges or deposits to secure obligations under workers’ compensation Laws or similar legislation; and (viii) Liens described in Section 8.13(c) of the Company Disclosure Schedule.

“Person” shall mean an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity, including a Governmental Authority.

“Proxy Statement” shall have the meaning provided in Section 3.4(a).

“Real Property” shall have the meaning provided in Section 3.16(d).

“Registered Company Intellectual Property” shall mean any issued Patent, pending Patent application, Mark registration, application for Mark registration, Copyright registration, application for Copyright registration and Domain Name registration owned, filed or applied for by or on behalf of the Company or any of its Subsidiaries.

“Related Documents” shall have the meaning provided in Section 8.7(a).

“Representatives” shall mean, with respect to any Person, its directors, officers, employees, advisors (including legal and financial advisors), attorneys, accountants, consultants, agents, partners, members and other representatives.

“Restraints” shall have the meaning provided in Section 6.1(c).

“Rollover Agreement” shall have the meaning provided in the Recitals.

“Rollover Shares” shall have the meaning provided in the Recitals.

“Rollover Stockholder” shall have the meaning provided in the Recitals.

“SEC” shall mean the U.S. Securities and Exchange Commission.

“SEC Clearance Date” shall have the meaning provided in Section 5.2(a).

“Securities Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Schedule 13E-3” shall have the meaning provided in Section 3.9.

“Software” shall mean all (i) computer programs, including all software implementations of algorithms, models and methodologies, whether in source code or object code, (ii) databases and compilations, including all data and collections of data, whether machine readable or otherwise, (iii) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons and (iv) documentation, including user manuals and other training documentation, related to any of the foregoing.

“Special Committee” shall mean a committee of the Company Board, consisting only of independent and disinterested directors of the Company, formed with the purpose of, among other things, evaluating, and making a recommendation to the full Company Board with respect to, this Agreement and the transactions contemplated hereby, and shall include any successor committee to the Special Committee existing as of the date of this Agreement or any reconstitution thereof.

“State Regulators” shall mean any state or local public service or public utilities commission, franchise authority, or other similar state or local regulatory bodies.

“Subleases” shall have the meaning provided in Section 3.16(c).

“Subsidiary” when used with respect to any party, shall mean any corporation, limited liability company, partnership, association, trust or other entity of which securities or other ownership interests representing more than 50% of the equity and more than 50% of the ordinary voting power (or, in the case of a partnership, more than 50% of the general partnership interests) are, as of such date, owned by such party or one or more Subsidiaries of such party or by such party and one or more Subsidiaries of such party.

“Superior Proposal” shall have the meaning provided in Section 5.4(f).

“Surviving Corporation” shall have the meaning provided in Section 1.1.

“Surviving Warrants” shall mean Warrants to purchase an aggregate of 450,000 shares of Common Stock held by those individuals listed on Section 8.13(d) of the Company Disclosure Schedule or their successors and assigns.

“Takeover Proposal” shall have the meaning provided in Section 5.4(f).

“TASE” shall have the meaning provided in Section 2.2(b)

“Tax Returns” shall have the meaning provided in Section 3.10(b).

“Taxes” shall have the meaning provided in Section 3.10(b).

“Technology” shall mean all Software, content, information, designs, formulae, compositions, algorithms, procedures, methods, techniques, ideas, know-how, research and development, technical data, subroutines, tools, materials, specifications, processes, inventions (whether patentable or not and whether reduced to practice or not), invention disclosures, improvements, apparatus, creations, works of authorship and other similar materials, and all recordings, graphs, drawings, reports, analyses, and other writings, and other tangible embodiments of the foregoing, in any form whether or not specifically listed herein.

“Termination Expenses” shall have the meaning provided in Section 7.3(c).

“Termination Fee” shall mean (i) an amount equal to $2,274,582, if payable in connection with a termination of this Agreement by (x) the Company pursuant to Section 7.1(d)(ii) with respect to the Company entering into a definitive Company Acquisition Agreement with a Person or group that is a Go-Shop Excluded Party at the time of such termination or (y) Parent pursuant to Section 7.1(c)(ii) and the event giving rise to such termination is the submission of a Takeover Proposal by a Person or group that is a Go-Shop Excluded Party at the time of such termination, and (ii) an amount equal to $4,094,247, if payable in any other circumstance.

“Trade Secrets” shall have the meaning provided in the definition of Intellectual Property.

“Transactions” refers collectively to this Agreement and the transactions contemplated hereby, including the Merger.

“Voting Agreement” shall have the meaning provided in the Recitals.

“Warrant” shall mean all outstanding and unexercised warrants to purchase shares of Company Common Stock.

“Warrant Consideration” shall have the meaning provided in Section 2.4.

SECTION 8.14 Interpretation.

(a) When a reference is made in this Agreement to an Article, a Section, Exhibit or Schedule, such reference shall be to an Article of, a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated.  The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”.  The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.  The word “or” when used in this Agreement is not exclusive.  Any phrase in this Agreement to the effect that any document or information has been “made available” shall mean that such document or information was made available by the Company or its Representatives to Parent for review on or prior to 11:59 pm ET on October 19, 2013, by being (i) uploaded to the Oberon Securities, LLC Document Room, hosted by Firmex and to which Parent and its Representatives had access, (ii) delivered to Parent in an email, disc or other memory device, or (iii) physically delivered to Parent.  All terms defined in this Agreement shall have the defined meanings when used in any document made or delivered pursuant hereto unless otherwise defined therein.  The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term.  Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein.  References to a Person are also to its permitted assigns and successors.

(b) The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.  Further, prior drafts of this Agreement or any ancillary agreements hereto or the fact that any clauses have been added, deleted or otherwise modified from any prior drafts of this Agreement or any ancillary agreements hereto shall not be used as an aide of construction or otherwise constitute evidence of the intent of the parties hereto; and no presumption or burden of proof shall arise favoring or disfavoring any party hereto by virtue of such prior drafts.

[signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

T3 NORTH INTERMEDIATE HOLDINGS, LLC

By:	/s/ William D. Forrest
Name:	William D. Forrest
Title:	President

NORTH MERGER SUB, INC.

By:	/s/ William D. Forrest
Name:	William D. Forrest
Title:	President

Signature Page to the Agreement and Plan of Merger

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

NTS, INC.

By:	/s/ Guy Nissenson
Name:	Guy Nissenson
Title:	President and CEO

Signature Page to the Agreement and Plan of Merger